EXHIBIT 99.1
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                             ANNUAL INFORMATION FORM

                                February 26, 2007





                              TECK COMINCO LIMITED
                          Suite 600, 200 Burrard Street
                           Vancouver, British Columbia
                                     V6C 3L9




               An additional copy of this Annual Information Form
           may be obtained upon request from the Corporate Secretary,
         Teck Cominco Limited at the above address or from the company's web site - www.teckcominco.com




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

                                TABLE OF CONTENTS

NOMENCLATURE................................................................III

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION.........................III

GLOSSARY OF TECHNICAL TERMS..................................................VI

CORPORATE STRUCTURE...........................................................1

   NAME, ADDRESS AND INCORPORATION............................................1
   INTERCORPORATE RELATIONSHIPS...............................................2

GENERAL DEVELOPMENT OF THE BUSINESS...........................................2

   THREE-YEAR HISTORY.........................................................2
      2004....................................................................2
      2005....................................................................3
      2006....................................................................4

DESCRIPTION OF THE BUSINESS...................................................5

   GENERAL....................................................................5
      Product Summary.........................................................6
   INDIVIDUAL OPERATIONS......................................................8
      Zinc....................................................................8
      Coal...................................................................11
      Copper.................................................................15
      Gold...................................................................18
      Oil Sands..............................................................21
      Exploration............................................................22
      Mineral Reserves and Resources.........................................23
   SAFETY AND ENVIRONMENTAL PROTECTION.......................................30
   SOCIAL AND ENVIRONMENTAL POLICIES.........................................31
   HUMAN RESOURCES...........................................................32
   TECHNOLOGY................................................................32
   FOREIGN OPERATIONS........................................................32
   COMPETITIVE CONDITIONS....................................................33
   RISK FACTORS..............................................................33
      Risks Inherent in the Mining and Metals Business.......................33
      Commodity Price Fluctuations and Hedging...............................34
      Competition for Mining Properties......................................35
      Competition in Product Markets.........................................35
      Future Market Access...................................................36
      Reserve and Resource Estimates.........................................36
      Currency Fluctuations..................................................37
      Interest Rate Risk.....................................................37
      Environment, Health and Safety Regulations.............................37
      Aboriginal Title Claims................................................38
      Foreign Activities.....................................................38
      Risks Associated with Fort Hills.......................................39
      Greenhouse Gas Emissions...............................................39
      Accounting Policies and Internal Controls..............................40
      Legal Proceedings......................................................40

DIVIDENDS....................................................................41


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


DESCRIPTION OF CAPITAL STRUCTURE.............................................41

   GENERAL DESCRIPTION OF CAPITAL STRUCTURE..................................41
   RATINGS...................................................................42

MARKET FOR SECURITIES........................................................43

   TRADING PRICE AND VOLUME..................................................43

DIRECTORS AND OFFICERS.......................................................44

   DIRECTORS.................................................................44
   OFFICERS..................................................................46
   AUDIT COMMITTEE INFORMATION...............................................48
      Mandate of Audit Committee.............................................48
      Composition of the Audit Committee.....................................48
      Pre-Approval Policies and Procedures...................................49
      External Auditor Service Fees..........................................49
   OWNERSHIP BY DIRECTORS AND OFFICERS.......................................50

LEGAL PROCEEDINGS............................................................50

TRANSFER AGENTS AND REGISTRARS...............................................50

MATERIAL CONTRACTS...........................................................50

INTERESTS OF EXPERTS.........................................................50

ADDITIONAL INFORMATION.......................................................51

SCHEDULE A..................................................................A-1

   AUDIT COMMITTEE MANDATE..................................................A-1

SCHEDULE B..................................................................B-1

   REPORT ON RESOURCES DATA BY  INDEPENDENT QUALIFIED
        RESOURCES AUDITOR...................................................B-1

SCHEDULE C..................................................................C-1

   REPORT OF MANAGEMENT AND DIRECTORS ON DECEMBER 2006 OIL AND GAS
        DISCLOSURE..........................................................C-1




Note:  All currency references are to Canadian dollars unless otherwise noted.

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                                  NOMENCLATURE

In this Annual Information Form, unless the context otherwise dictates, "we", "Teck Cominco" or the "Company" refers to Teck Cominco Limited and its subsidiaries and a reference to Teck Cominco Metals refers to our wholly-owned subsidiary, Teck Cominco Metals Ltd., and its subsidiaries.

              CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This Annual Information Form and certain documents incorporated by reference in this Annual Information Form contain certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference in this Annual Information Form, as the case may be. These forward-looking statements include but are not limited to, statements concerning:

    o prices and price volatility for zinc, copper, coal, gold and other products and commodities that we produce and sell as well as oil, natural gas and petroleum products;

    o the long-term demand for and supply of zinc, copper, coal, gold and other products and commodities that we produce and sell;

    o our premiums realized over London Metal Exchange cash and other benchmark prices and the sensitivity of our financial results to changes in metals and minerals prices;

    o   treatment and refining charges;

    o   our strategies and objectives;

    o   our interest and other expenses;

    o   our tax position and the tax rates applicable to us;

    o political unrest or instability in countries such as Peru and its impact on our foreign assets, including our interest in the Antamina copper, zinc mine;

    o the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our development and expansion projects, including, among others, the Fort Hills Project;

    o   the timing of achievement of commercial production at the Pogo mine;

    o our estimates of the quantity and quality of our mineral and oil reserves and resources;

    o   the production capacity of our operations;

    o our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection;

    o our future capital and mine production costs and production levels, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

    o   our cost reduction and other financial and operating objectives;

    o   our exploration, environmental, health and safety initiatives;

    o the availability of qualified employees for our operations, including our new developments;

    o the satisfactory negotiation of collective agreements with unionized employees;

    o the outcome of legal proceedings and other disputes in which we are involved;

    o   general business and economic conditions;

    o   the outcome of our coal sales negotiations and negotiations with metals
        and  concentrate   customers   concerning   treatment  charges,   price
        adjustments and premiums; and

    o   our dividend policy.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans; risks generally encountered in the development of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of our principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining and oil and gas properties; risk associated with lack of access to markets; risks associated with mineral and oil and gas reserve and resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

    o   general business and economic conditions;

    o   interest rates and foreign exchange rates;

    o the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper, coal and gold and our other primary metals and minerals as well as oil, natural gas and petroleum products;

    o the timing of the receipt of regulatory and governmental approvals for our development projects and other operations;

    o   the   availability  of  financing  for  our  development   projects  on
        reasonable terms;

    o our costs of production and our production and productivity levels, as well as those of our competitors;

    o   power prices;

    o   our ability to secure adequate transportation for our products;

    o our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

    o   our ability to attract and retain skilled staff;

    o the impact of changes in Canadian-US dollar and other foreign exchange rates on our costs and results;

    o engineering and construction timetables and capital costs for our development and expansion projects;

    o   costs of closure of various operations;

    o   market competition;

    o the accuracy of our reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

    o premiums realized over London Metal Exchange cash and other benchmark prices;

    o   tax benefits and tax rates;

    o the outcome of our coal price and refining and treatment charge negotiations with customers;

    o   the resolution of environmental and other proceedings or disputes; and

    o our ongoing relations with our employees and with our business partners and joint venturers.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this Annual Information Form. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.


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                          GLOSSARY OF TECHNICAL TERMS

ball mill: a rotating horizontal cylinder in which ore is ground using metal balls.

bitumen: a naturally occurring heavy viscous crude oil.

carbon-in-pulp: a process used to recover gold that has been dissolved after cyanide leach agitation.

cathode: an electrode in an electrolytic cell which receives electrons and which represents the final product of an electrolytic refining process.

clean coal: coal that has been processed to separate impurities and is in a form suitable for sale.

coke: the substance formed when coking coal is heated to a very high temperature in the absence of air, primarily used in the process of steel making in integrated steel mills.

concentrate: a product containing valuable minerals from which most of the waste mineral in the ore has been eliminated in a mill or concentrator.

crude oil: unrefined liquid hydrocarbons, excluding natural gas liquids.

custom concentrate: concentrate sold to third party smelters for smelting.

dore: unrefined gold and silver bullion bars.

drift: a horizontal passage from one underground working place to another and parallel to the strike of the ore.

extraction: means the process by which bitumen is separated from sand, water and other impurities.

flotation: a method of mineral separation in which a froth created in water by a variety of reagents floats certain finely crushed minerals, whereas other minerals sink, so that the valuable minerals are concentrated and separated from the waste.

grade: the classification of an ore according to its content of economically valuable material, expressed as grams per tonne for precious metals and as a percentage for most other metals.

hard coking coal: a type of metallurgical coal used primarily for making coke in integrated steel mills.

indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource: that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

KIVCET furnace: a smelting furnace which produces lead bullion and slag.

measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

metallurgical coal: various grades of coal suitable for making steel, such as coking coal.

mill: a plant in which ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.

mineral reserve: the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral resource: a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

oil sands: means sand and rock material that contains bitumen.

ore: naturally occurring material from which minerals of economic value can be extracted at a reasonable profit.

orebody: a contiguous, well defined mass of material of sufficient ore content to make extraction economically feasible.

probable mineral reserve: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

pressure leaching: extracting a soluble metallic compound from an ore or concentrate by dissolving it in a chemical solvent, accelerated by means of increased temperature and pressure.

raw coal: coal that has been removed or exposed for removal from a mine, but that has not been processed.


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

refinery: a plant in which metal or minerals are extracted from an ore or concentrate, or in which metallic products of a smelting process are refined to higher purity.

roasting: the treatment of sulphide ore or concentrate by heat and air, or oxygen-enriched air, in order to oxidize sulphides and remove other elements.

semi-autogenous grinding (SAG): a method of grinding rock into fine particles in which the rock itself performs some of the function of a grinding medium, such as steel balls.

shaft: a vertical or inclined passageway to an underground mine through which a mine is worked, e.g., for ventilation, moving personnel, equipment, supplies and material, including ore and waste rock.

slag: a substance formed by way of chemical action and fusion at furnace operating temperatures: a by-product of the smelting process.

smelter: a plant in which concentrates are processed into an upgraded product by application of heat.

stope: an underground excavation formed by the extraction of ore.

strike: the direction, course or bearing taken by a structural surface as it intersects the horizontal.

sulphide: a mineral compound containing sulphur but no oxygen.

synthetic crude oil: means crude oil produced by upgrading bitumen to a mixture of hydrocarbons similar to light crude oil produced either by the removal of carbon (coking) or the addition of hydrogen (hydrotreating) which alters the original hydrocarbon mark in the upgrading process.

tailings: the effluent that remains after recoverable metals have been removed from the ore during processing.

thermal coal: coal that is used primarily for its heating value and that tends not to have the carbonization properties possessed by metallurgical coals.

treatment and refining charges: the charge a mine pays to a smelter to cover the cost of conversion of concentrates into refined metal.

TV:BIP: means a measure of the total volume mined relative to the bitumen in-place and expressed as cubic metres of material mined per cubic metre of bitumen.

upgrading: means the process of converting bitumen into synthetic crude oil.

                              CORPORATE STRUCTURE


NAME, ADDRESS AND INCORPORATION

Teck Cominco Limited, previously Teck Corporation, was continued under the Canada Business Corporations Act in 1978. It is the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and 1951 respectively. Over the years, several other reorganizations have been undertaken. These include our merger with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981, the merger with Copperfields Mining Corporation in 1983, and the merger with Cominco Ltd. in 2001. On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, we changed our name to Teck Cominco Limited.

Since 1978, the Articles of the Company have been amended on several occasions to provide for various series of preferred shares and other corporate purposes. On January 19, 1988, our Articles were amended to provide for the subdivision of our Class A common shares and Class B subordinate voting shares on a two-for-one basis. On September 12, 2001, the Articles were amended to effect the name change described above and to convert each outstanding Class A common share into one new Class A common share and 0.2 Class B subordinate voting shares and to enact "coattail" takeover bid protection in favour of the Class B subordinate voting shares. See "Description of Capital Structure" at page 41 of this Annual Information Form for a description of the attributes of the Class A common shares and Class B subordinate voting shares.

On November 28, 2003 our Articles were amended to provide for the designation of 790,000 preference shares as "Preference Shares Series 1" and by designating 550,000 preference shares as "Preference Shares Series 2." On April 1, 2006, both series of Preferred Shares expired, in accordance with their terms.

The registered and principal offices of Teck Cominco are located at 200 Burrard Street, Vancouver, British Columbia.





Teck Cominco Limited - 2006 Annual Information Form                     Page 1

INTERCORPORATE RELATIONSHIPS

Our financial statements consolidate the accounts of all of our subsidiaries. Our material subsidiaries as at December 31, 2006 which are wholly-owned are listed below. Indentation indicates that the voting securities of the relevant subsidiary are held by the subsidiary listed immediately above.

                  ==========================================================================================
                                                                 JURISDICTION OF INCORPORATION/FORMATION/
                  COMPANY NAME                                                 CONTINUATION
                  ==========================================================================================
                  Teck Financial Ltd.                                             Bermuda

                  Teck Base Metals Ltd.                                           Bermuda

                  Teck Cominco Metals Ltd.                                        Canada

                  Teck Cominco Coal Partnership                                   Canada

                  Cominco Mining Partnership                                 British Columbia
                       Teck Cominco American Incorporated                   Washington, U.S.A.
                           Teck Cominco Alaska Incorporated                   Alaska, U.S.A.

                  Teck-Hemlo Inc.                                                 Ontario

                  Teck Gold Limited                                               Canada

                  Teck-Pogo Inc.                                              Alaska, U.S.A.

                  Teck Resources Inc.                                        Colorado, U.S.A.
                  ==========================================================================================

In addition to the wholly-owned subsidiaries listed above, we own, directly or indirectly:

(i)     a 97.5% partnership interest in the Highland Valley Copper partnership;

(ii)    a 15%  limited  partnership  interest  in  Fort  Hills  Energy  Limited
        Partnership;

(iii) through Teck Cominco Coal Partnership, a 40% partnership interest in the Elk Valley Coal Partnership;

(iv) through Teck Base Metals Ltd., a 22.5% indirect share interest in Compania Minera de Antamina S.A., which owns the Antamina copper zinc mine in Peru; and

(v) a 50% ordinary share interest in Lennard Shelf Pty Ltd. which owns the Lennard Shelf zinc operation in Western Australia.


                      GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY

2004

LME cash zinc and copper prices in 2004 averaged US$0.48 and US$1.30 per pound respectively compared with US$0.38 and US$0.81 in 2003. Published molybdenum prices increased to an average of US$19 per pound in 2004 from US$5 per pound in 2003. At the end of the year, the molybdenum price was US$30 per pound. Coal prices also increased from US$45 per tonne to US$52 per tonne in 2004.


Teck Cominco Limited - 2006 Annual Information Form                     Page 2

These price increases were somewhat offset by a weaker US dollar. Higher prices substantially improved earnings and cash flows at all of our major operations.

In March 2004, we completed the purchase of an additional 33.57% interest in HVC, through the exercise of a right of first refusal, for US$73 million. The additional interest contributed $75 million to earnings during 2004.

The Partnership Agreement establishing Elk Valley Coal provided that we could increase our interest in Elk Valley Coal by up to 5% from an initial 35%, to the extent that operating synergies realized by Elk Valley Coal and distributable cash generated by the Elkview mine (collectively, "Incremental Returns") exceeded certain cumulative targets during the four year period from April 1, 2003 to March 31, 2007. An independent engineering firm was retained to assist in the determination of Incremental Returns. Following receipt of the opinion of the independent engineer, the Company and Fording Canadian Coal Trust reached agreement in July 2004 on the amount of Incremental Returns and the resulting adjustments to our interest in Elk Valley Coal. Our initial 35% interest was increased by 3% effective April 1, 2004, and was increased by an additional 1% on each of April 1, 2005 and April 1, 2006, bringing our total direct interest in Elk Valley Coal to 40% on April 1, 2006.

In May 2004, following the withdrawal of an appeal in relation to the issuance of a key environmental permit, site construction began at the Pogo gold project in Alaska. Elk Valley Coal also commenced the development of the Cheviot pit at the Cardinal River mine.

On December 15, 2004, we completed the sale of our 85% interest in Refineria de Cajamarquilla S.A., which owns the Cajamarquilla zinc refinery in Peru, for proceeds of $168 million after repayment of debt related to Cajamarquilla of $56 million. Under the agreement of purchase and sale, we are entitled to receive additional price-linked payments of approximately US$365,000 for each US$0.01 that the average annual price of zinc exceeds US$0.454 per pound in each of the years from 2005 to 2009 inclusive. In addition, if the purchaser elects to expand the refinery during the first three years following the sale, we are entitled to an additional payment of US$12.75 million in year one, declining to US$4.25 million in year three.

As a result of the record earnings and operating cash flow in 2004, we finished the year with cash balances of over $900 million against long-term debt of $627 million. In November 2004, we announced that we were increasing the semi-annual dividend payable to shareholders of record on December 31, 2004 from $0.10 to $0.20, bringing the total annual dividend for 2004 to $0.30 per share.

2005

In 2005, prices for our principal products increased in comparison to 2004. LME cash zinc and copper prices averaged US$0.63 and US$1.67 per pound respectively compared with US$0.48 and US$1.30 in 2004. Published molybdenum prices increased to an average of US$32 per pound in 2005 up from US$19 per pound in 2004. Realized coal prices increased dramatically from US$52 per tonne to US$99 per tonne in 2005. Higher prices significantly improved earnings and cash flows at all of our major operations, although results at Canadian operations were somewhat adversely affected by a weaker US dollar.

In April 2005, we announced that we were increasing the semi-annual dividend payable to shareholders of record on June 30, 2005 from $0.20 to $0.40 per share.


Teck Cominco Limited - 2006 Annual Information Form                     Page 3

In April 2005, Donald R. Lindsay was appointed our President and Chief Executive Officer, succeeding David Thompson and in October 2005, Ronald A. Millos was appointed Senior Vice President, Finance and Chief Financial Officer, succeeding John Taylor.

In November 2005, pursuant to an agreement with UTS Energy Corporation ("UTS") and Petro-Canada, we subscribed for a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada.

Construction of the Pogo project in Alaska progressed to substantial completion by the end of 2005. In September 2005 we announced that we would extend the life of the Highland Valley copper mine by 5 years to 2013.

In September 2005 we issued US$300 million aggregate principal amount of ten year notes and US$700 million aggregate principal amount of 30 year notes. The net proceeds of the offering will be used to repay indebtedness maturing in 2006 and to fund new investment opportunities, including our investment in the Fort Hills oil sands project, and for general corporate purposes.

As a result of record earnings and operating cash flow in 2005 as well as our issuance of debt securities, our cash and temporary investments at December 31, 2005 was $3.1 billion against long term debt of $1.7 billion including the current portion of long term debt, excluding our exchangeable debentures.

2006

Prices for our principal products increased further in 2006. LME cash zinc and copper prices averaged US$1.49 and US$3.05 per pound respectively compared with US$0.63 and US$1.67 in 2005. Molybdenum prices declined somewhat to US$25 per pound compared to US$32 per pound in 2005. Realized coal prices increased from US$99 per tonne to US$113 per tonne in 2006. Revenues increased significantly over 2005, due mainly to substantially higher copper and zinc prices and higher refined metal sales from the Trail operations. Commodity price increases were offset somewhat by a weaker U.S. dollar.

In April 2006, we announced that we were further increasing the semi-annual dividend on our Class A common and Class B subordinate voting shares, commencing with the dividend payable to shareholders of record on June 19, 2006, from $0.40 per share to $1.00 per share.

On May 8, 2006, we announced an offer to acquire all of the outstanding common shares of Inco Limited. We subsequently amended and extended our offer. The offer expired on August 17, 2006 when insufficient shares were tendered to satisfy the minimum tender condition. In December 2006, we tendered all of our Inco shares to a competing bid for cash proceeds of $770 million. After the settlement of our Inco exchangeable debentures and payment of transaction costs related to our offer for Inco, our pre-tax gain on the disposition of our investment in Inco was $120 million.

On June 29, 2006, our Class B subordinate voting shares were listed on the New York Stock Exchange under the ticker symbol "TCK".

In January 2006, Ronald J. Vance was appointed our Senior Vice President, Corporate Development. In May 2006, Peter G. Kukielski was appointed our Executive Vice President and Chief Operating Officer and in August 2006, Boyd Payne was appointed President and Chief Executive Officer of Elk Valley Coal Partnership.


Teck Cominco Limited - 2006 Annual Information Form                     Page 4

During the year, new collective agreements were entered into at the Line Creek, Elkview and Fording River coal mines, the Antamina copper, zinc mine in Peru and the Highland Valley copper mine.

In June 2006, we completed the exchange of approximately $112 million principal amount of exchangeable debentures due 2024 and issued 11,489,368 Class B subordinate voting shares in connection with the transaction.

Our cash and temporary investments as at December 31, 2006 was $5.3 billion as against long-term debt of $1.5 billion. .


                          DESCRIPTION OF THE BUSINESS

GENERAL

Teck Cominco is engaged primarily in the exploration for, and the development and production of, natural resources. We have interests in the following principal mining and processing operations as at February 26, 2007:

                 -------------------------------------------------------------------------------------
                                                  TYPE OF OPERATION                JURISDICTION
                 -------------------------------------------------------------------------------------
                 Trail                           Zinc/Lead Refinery          British Columbia, Canada
                 Red Dog                           Zinc/Lead Mine                  Alaska, USA
                 Pend Oreille                      Zinc/Lead Mine                Washington, USA
                 Lennard Shelf                     Zinc/Lead Mine               Western Australia
                 Antamina                         Copper/Zinc Mine                 Ancash, Peru
                 Highland Valley               Copper/Molybdenum Mine        British Columbia, Canada
                 Elkview                              Coal Mine              British Columbia, Canada
                 Fording River                        Coal Mine              British Columbia, Canada
                 Greenhills                           Coal Mine              British Columbia, Canada
                 Coal Mountain                        Coal Mine              British Columbia, Canada
                 Line Creek                           Coal Mine              British Columbia, Canada
                 Cardinal River                       Coal Mine                  Alberta, Canada
                 David Bell/Williams                  Gold Mine                  Ontario, Canada
                 Pogo                                 Gold Mine                    Alaska, USA
                 -------------------------------------------------------------------------------------

Our principal products are zinc concentrate, metallurgical coal, copper concentrate and refined metals including zinc, lead, indium and germanium. We produce gold from three operating mines. We also sell electrical power that is surplus to our requirements at the Trail metallurgical operations. We have a 15% interest in Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta.




Teck Cominco Limited - 2006 Annual Information Form                     Page 5

The following table sets out our revenue by product for each of our last two financial years:

                  REVENUE BY PRODUCT

                  PRODUCT                            2006                        2005
                                           $(000's)          %          $(000's)          %
                  ==============================================================================
                  Zinc (1)                  2,191           34%           945            21%
                  Copper (2)                1,922           29%         1,208            27%
                  Coal                      1,177           18%         1,173            27%
                  Other (3)                 1,249           19%         1,089            25%
                  ------------------------------------------------------------------------------
                  TOTAL                     6,539          100%         4,415           100%
                  ==============================================================================
                  ---------
                  (1)  Zinc revenues include sales of refined zinc and zinc concentrate
                  (2)  Copper revenues include silver by-product revenues from the Antamina,
                       Highland Valley and Hemlo mines
                  (3)  Other revenues include gold, lead, molybdenum, chemicals, and power sales

PRODUCT SUMMARY

Zinc

Our principal markets for zinc concentrates are Asia and Europe. Approximately 25% of Red Dog's concentrate production is sold to our metallurgical operations at Trail, BC. The balance of Red Dog's production is distributed to customers in Europe and Asia by ship.

Our principal markets for refined zinc are United States and Asia. Refined zinc produced at Trail is distributed to customers in the United States by rail and/or truck and to customers in Asia by ship.

All of our revenues from sales of refined zinc and zinc concentrates (other than Red Dog and Pend Oreille concentrates treated at Trail) are derived from sales to third parties. We strive to differentiate our products by producing the alloys, sizes and shapes best suited to our major customers' needs.

All of the zinc and lead concentrates produced by our Pend Oreille mine in Washington State are shipped by truck to the Trail metallurgical operations. Trail's supply of zinc and lead concentrates other than those sourced from our own mines is provided through long-term and spot contracts with mine producers in North America, South America and Australia.

We have substantial long-term frame contracts for the sale of zinc concentrates from the Red Dog mine to customers in Asia and Europe.

Treatment and refining charges rise and fall depending upon the supply of zinc concentrates in the market and the demand for custom zinc concentrates by the zinc smelting and refining industry. In 2006 zinc concentrate treatment charges declined to record low levels as the tightness in the concentrate market continued. In spite of expected increases in mine production during 2007, we expect the concentrate market to remain tight. The price of zinc fluctuates with the overall supply and demand for refined zinc. Slowing supply of zinc concentrate coupled with demand growth for refined zinc by China has, in large part, driven the price of refined zinc in the last two years.


Teck Cominco Limited - 2006 Annual Information Form                     Page 6

Copper Concentrates

Our principal market for copper concentrates is Asia, with lesser amounts sold in Europe and North America. Copper concentrates produced at Highland Valley Copper are distributed to customers in Asia by rail to a storage facility in Vancouver, British Columbia, and from there by ship. Copper concentrates produced at Antamina are transported by a slurry pipeline to a port at Huarmey, Peru and from there by ship to customers in Europe, Asia and North America.

The copper concentrate business is cyclical. Treatment charges rise and fall depending upon the supply of copper concentrates in the market and the demand for custom copper concentrates by the copper smelting and refining industry. In 2007, significant increases in Chinese smelting capacity are expected to lead to reductions in copper concentrate treatment charges. The price of copper fluctuates with the comparative supply and demand for refined copper. Demand growth for refined copper by China has, in large part, driven the relatively high price of refined copper in the last two years.


Metallurgical Coal

Our principal markets for metallurgical coal are the hard coking coal markets in Asia and Europe. Processed coal is shipped by rail to the Westshore and Neptune Terminals in the lower mainland of British Columbia and from there by ship to customers, or directly by rail to North American customers or by rail and ship through Thunder Bay Terminals in Thunder Bay, Ontario. Rail service to the five Elk Valley mines is provided by Canadian Pacific Railway, and Canadian National Railway provides rail service to the Cardinal River mine in central Alberta.

Substantially all of Elk Valley Coal's production is sold under evergreen or long-term agreements with coal prices that are negotiated annually.

Elk Valley Coal competes primarily with producers in Australia and the United States. The supply of coal in global markets and the demand for hard coking coal among world steel producers has historically provided for a competitive seaborne market. Coal pricing is generally established in US dollars and the competitive positioning among producers can be significantly affected by exchange rates. The competitive position of Elk Valley Coal continues to be determined primarily by the quality of its various coal products and its reputation as a reliable supplier, as well as by its production and transportation costs compared to other producers throughout the world.

The seaborne hard coking coal markets are cyclical in nature. Over-supply in the years 1997 - 2000 and the economic downturn in a number of Asian countries caused prices to drop by more than 30%. Demand strengthened in 2003 and prices strengthened significantly through 2004 and 2005. In 2006 hard coking coal prices moderated slightly from record levels in 2005, in part due to substitution by consumers of lower quality coking coals for hard coking coal.




Teck Cominco Limited - 2006 Annual Information Form                     Page 7

INDIVIDUAL OPERATIONS

ZINC

Mining Operations

RED DOG MINE, UNITED STATES (ZINC, LEAD)

The Red Dog zinc-lead mine, concentrator and shipping facility in the Northwest Arctic Borough near Kotzebue, Alaska, commenced production in December 1989 and began shipping concentrates in July 1990. The Red Dog mine is 100% owned and operated by Teck Cominco Alaska Incorporated, subject to a royalty as described below.

The mining method employed is conventional drill and blast open pit mining. The main pit has an expected life of six years at current rates of production. Additional reserves have been identified in the vicinity of the processing facilities sufficient to extend the life of the operation by a further 18 years for a remaining mine life of 24 years. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce zinc and lead concentrates.

The mine and concentrator properties are leased from, and are being developed under the terms of a development and operating agreement with the NANA Regional Corporation, Inc. ("NANA"), a native Alaskan development corporation. NANA receives an annual advance royalty equal to the greater of 4.5% of the net smelter return from the mine or US$1 million until we have recovered our capital investment plus an interest factor (the "Capital Pool"). After those amounts have been recovered, we will pay NANA a percentage of the net proceeds of production from the mine, starting at 25% and increasing to 50% by successive increments of 5% at five-year intervals. Advance royalties paid will be recoverable against the 25% royalty on net proceeds of production. The actual date on which the royalty becomes payable will be affected by a number of factors, including zinc and lead prices, capital expenditures and the cumulative amount of advance royalties. We estimate that the payment of the 25% royalty will commence in the 4th quarter of 2007 if average zinc and lead prices realized in 2006 prevail in 2007. In addition to the royalties payable to NANA, the operation is subject to state and federal income taxes.

All contaminated water from the mine area and waste dumps is collected and contained in a tailings impoundment and seasonally discharged through a water treatment plant. Mill process water is reclaimed from the tailings pond. The mine and an associated port facility operate under effluent permits issued by the United States Environmental Protection Agency and air permits issued by the State of Alaska. The operation is in material compliance with all of its permits and related regulatory instruments and has obtained all of the permits that are material to its operations, although additional permits will be required in the future as mining extends beyond the main pit. The State of Alaska has certified a renewal of Red Dog's NPDES water discharge permit which is expected to be issued by the United States Environmental Protection Agency early in 2007.

Red Dog is comprised of a number of sedimentary hosted exhalative (SEDEX) lead-zinc sulphide deposits hosted in Mississippian-age to Pennsylvanian-age sedimentary rocks. The orebodies are lens shaped and occur within structurally controlled (thrust faults) plates, are relatively flat-lying and are hosted by marine clastic rocks (shales, siltstones, turbidites) and lesser chert and carbonate rocks. Barite rock is common in and above the sulphide units. Silicification is the dominant alteration type.


Teck Cominco Limited - 2006 Annual Information Form                     Page 8

The sulphide mineralization consists of semi-massive to massive sphalerite, pyrite, marcasite and galena. Common textures within the sulphide zone include massive, fragmental, veined and, rarely, sedimentary layering.

Approximately 25% of the zinc concentrate produced at Red Dog is shipped to our metallurgical facilities at Trail, British Columbia and the balance to customers in Asia and Europe. The lead concentrate production is also shipped to Trail and to customers in Asia and Europe. The majority of concentrate sales are pursuant to long-term contracts at market prices subject to annually negotiated treatment charges. The balance is sold on the spot market at prices based on prevailing market quotations. The shipping season at Red Dog is restricted to approximately 100 days per year because of sea ice conditions and Red Dog's sales are seasonal with the majority of sales in the last five months of each year. Concentrate is stockpiled at the port facility and is typically shipped between July and October.

PEND OREILLE MINE, UNITED STATES (ZINC, LEAD)

We own 100% of the Pend Oreille mine, near Metaline Falls, Washington, which began commercial production in early 2004. All of the concentrate from Pend Oreille is trucked to our Trail metallurgical operations for processing.

Pend Oreille holds all permits necessary for its operation and is in material compliance with these permits.

The Pend Oreille mine is a carbonate hosted zinc-lead ore body situated within the Metaline Formation in the southern portion of the Kootenay arc, an arcuate, narrow belt of sedimentary, volcanic and metamorphic rocks separating Precambrian metasediments to the east and Mesozoic volcanic and sedimentary units to the west. Metaline carbonates host the known zinc-lead deposits within the district.

Mineralization at the Pend Oreille mine is located within the Yellowhead horizon of the Metaline Formation, an intensely altered stratabound dolomitic solution breccia, which has been invaded and replaced by fine grained pyrite with lesser zinc and lead sulphides. The sulphide zone has relatively simple mineralogy. Sphalerite and galena are the two ore minerals of interest. Gangue minerals include pyrite, dolomite and calcite.

The Pend Oreille mine is an underground mine. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce high quality zinc and lead concentrates. Annual mill throughput in 2006 was 552,000 tonnes of ore, producing 59,000 tonnes of zinc concentrate and 11,200 tonnes of lead concentrate. A major review of reserves and mine planning in 2006 has substantially reduced our estimate of reserves at Pend Oreille. Although reserves and the remaining mine life are highly sensitive to metal prices, we anticipate a further mine life of at least four years. See "Mineral Reserves and Resources" at page 23 of this Annual Information Form.

PILLARA MINE, LENNARD SHELF, AUSTRALIA (ZINC)

We own a 50% share interest in Lennard Shelf Pty Ltd., which owns the Pillara underground mine in the Kimberly region of Western Australia, 2,500 kilometres northeast of Perth and 360 kilometres east of Broome along the Great Northern Highway. We acquired our interest in the Lennard Shelf mine in 2003, when the mine was placed on care and maintenance by a receiver acting for the vendor.
Mining operations resumed in 2007 following a $26 million redevelopment program. The operation is expected to produce 70,000 to 80,000 tonnes per year of zinc and 15,000 tonnes of lead in concentrate over an anticipated mine life of four years. Concentrate shipments are expected to start in the second quarter of 2007.


Teck Cominco Limited - 2006 Annual Information Form                     Page 9

The Pillara deposit consists of coarse-grained zinc-lead mineralization within limestones, typical of a Mississippi Valley type deposit. Mining at Pillara is by sublevel uphole benching. Ground conditions are generally good. Access to the mine is by a single entry decline which is used for access as well as ore and waste haulage to surface.

Zinc and lead concentrates are trucked 350 kilometres to Derby where they are loaded via a barge to ocean-going ships. Lennard Shelf holds all permits necessary for its operation and is in material compliance with those permits.

Refining and Smelting

TRAIL METALLURGICAL OPERATIONS

Teck Cominco Metals owns and operates the integrated smelting and refining complex at Trail, British Columbia. The complex's major products are refined zinc and lead. It also produces silver and gold, germanium dioxide, indium, cadmium and copper compounds as metal co-products, along with a variety of sulphur products and ammonium sulphate fertilizers.

Trail's zinc operations consist of six major metallurgical plants, one fertilizer plant and two specialty metal plants. The facility has an annual capacity of approximately 295,000 tonnes of refined zinc. Zinc concentrates are initially treated in roasters or pressure leach facilities. The zinc and other elements are put into solution before the zinc is purified and electroplated onto cathodes in an electrolytic refining plant. Refined zinc is produced by remelting the zinc cathodes and then casting the zinc into various shapes, grades and alloys to meet customer requirements. A range of valuable metals, including indium and germanium, are extracted as co-products. Lead concentrates, recycled batteries, residues from the zinc circuits and various other lead- and silver-bearing materials are treated in the KIVCET flash furnace and electro-refined into lead in the refinery. Silver and gold are also recovered from this circuit after further processing.

Metallurgical effluent and drainage water from the smelter site that requires treatment is collected in ponds and treated through a water treatment plant. The smelter operates under a variety of permits, including effluent and air emission permits issued by the British Columbia Ministry of Environment. The operation is in material compliance with all of its environmental permits and has obtained all of the permits that are material to its operations.

Teck Cominco Metals also owns the Waneta hydroelectric power plant near Trail. It has an installed capacity of 450 megawatts and an annual average output of approximately 2,700 gigawatt hours of energy. This plant, pursuant to agreements with B.C. Hydro and Fortis Inc., provides electric power to the Trail metallurgical operation. The operation of Waneta and other hydroelectric plants in the watershed is governed by the Canal Plant Agreement (CPA), a contractual arrangement with B.C. Hydro and other related parties under which we receive approximately 2,700 gigawatt hours per year of energy even during low water years. A new CPA that extends the existing arrangements through 2035 has been executed by all parties and has received regulatory approval.

During the first quarter of 2007 we completed the upgrade of the fourth generating unit at Waneta which will provide an additional 50 gigawatt hours per year of energy and increase the installed capacity to 475 megawatts. We will receive a corresponding increase in our entitlement under the CPA.

We also own a 15 kilometre transmission line from Waneta to the United States power distribution system. Power that is surplus to our needs at Trail Metallurgical Operations is sold at prevailing market rates in Canada and the United States.


Teck Cominco Limited - 2006 Annual Information Form                     Page 10

COAL

Elk Valley Coal Partnership, Canada

We hold our metallurgical coal mining interests through our 40% direct interest in Elk Valley Coal (other than the Bullmoose mine which will be transferred to Elk Valley Coal when reclamation is complete). We hold a 39.836% interest in Elk Valley Coal through the Teck Cominco Coal Partnership, a partnership between Teck Cominco (99.992%) and Teck-Bullmoose Coal Inc. (0.008%). Quintette Coal Partnership (which is directly and indirectly wholly-owned by us) owns an additional 0.164% interest in Elk Valley Coal. Teck Cominco Coal Partnership is the managing partner of Elk Valley Coal. The remaining 60% interest in Elk Valley Coal is held by Fording Limited Partnership, a wholly-owned subsidiary of FCCT.

In addition to our 40% direct interest in Elk Valley Coal, we own an approximate 8.74% interest in FCCT, representing a further 5.25% effective interest in Elk Valley Coal.

Elk Valley Coal is a general partnership established under the laws of the Province of Alberta. In its capacity as managing partner of Elk Valley Coal, Teck Cominco Coal Partnership manages and makes all decisions relating to the business and affairs of Elk Valley Coal, subject to obtaining the approval of Fording Limited Partnership in respect of certain enumerated matters. These matters include certain fundamental changes with respect to Elk Valley Coal, and approval of an annual operating and capital plan and budget for Elk Valley Coal.

Elk Valley Coal has a $200 million five-year revolving floating rate, annually extendible credit facility that can be used for general operating purposes. Elk Valley Coal has also given an unsecured guarantee, limited in recourse as against Teck Cominco to the assets of Elk Valley Coal and our interest therein, with respect to borrowings by FCCT under FCCT's $400 million credit facility, which was initially incurred principally in connection with the financing of the transaction pursuant to which we acquired our interest in Elk Valley Coal. The FCCT and Elk Valley Coal credit facilities have the same attributes, terms and conditions.

While the foregoing guarantee is in place, FCCT may not sell its interest in Elk Valley Coal or carry on any business other than in respect of Elk Valley Coal or its industrial minerals business substantially as currently conducted, unless in our reasonable judgment the carrying on of such business could not, under any reasonably foreseeable circumstances, have an adverse effect on the financial condition of FCCT.

Elk Valley Coal has six operating mines. It wholly owns Fording River, Coal Mountain, Line Creek and Cardinal River, has a 95% partnership interest in the Elkview mine, and has an 80% joint venture interest in the Greenhills mine. The Cardinal River mine is located in west central Alberta. The other five mines are located in close proximity to each other in the Elk Valley region of southeast British Columbia. All of Elk Valley Coal's mines are open pit operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year. Operating schedules can be varied depending on market conditions and are subject to shutdowns for maintenance activities. All of the mines are accessed by two lane all-weather roads which connect to public highways. All the mines operate under permits granted by Provincial and Federal regulatory authorities. Provincial remediation reclamation permits are placed to permit all facets of the mining process. From time to time each of the mines may require additional permits in respect of the location of additional dumps and tailings impoundment areas that will be required as mining operations proceed. All permits necessary for the current operations of the mines are in hand and in good standing.


Teck Cominco Limited - 2006 Annual Information Form                     Page 11

The following chart lists significant coal rights held by Elk Valley Coal as at December 31, 2006:

-------------------------------------------------------------------------------------------------
Mineral Holdings (thousand                                       Crown Lease
hectares, rounded)                          Fee Simple           and License            Total
-------------------------------------------------------------------------------------------------
Coal
     British Columbia                            39                   68                 107
     Alberta                                      1                   39                  40
-------------------------------------------------------------------------------------------------
All Mines and Minerals except
      Petroleum & Natural Gas
      British Columbia                           10                    -                  10
-------------------------------------------------------------------------------------------------
TOTAL                                            50                  107                 157
-------------------------------------------------------------------------------------------------

In British Columbia, coal licenses are issued for one-year terms and have an initial cost of $7 per hectare, increasing by $5 per hectare every five years to a maximum of $30 per hectare. Elk Valley Coal currently pays license fees ranging from $7 to $30 per hectare. Coal leases are granted for periods of 30 years and have an annual cost of $10 per hectare. In Alberta, Crown leases are granted by the provincial government and are generally issued for 15 years. Annual lease rentals are approximately $3.50 per hectare. In the past, renewals of these licences and leases have generally been granted although there can be no assurance that this will continue in the future.

Five of Elk Valley Coal's six coal mines operate in British Columbia and are therefore subject to mineral taxes. British Columbia mineral tax is a 2-tier tax with a minimum rate of 2% and a maximum rate of 13%. A minimum tax of 2% applies to operating cash flows, as defined by the regulations. A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions. Alberta Crown royalties are assessed on a similar basis, at rates of 1% and 3%, and apply to the Cardinal River mine.

Elk Valley Coal's mines employ conventional open-pit mining techniques and coal preparation plants. Following mining, the coal is washed using a variety of conventional techniques and conveyed to coalor gas fired dryers for drying. Processed coal is conveyed to clean coal silos or other storage facilities for storage and load-out to railcars.

COAL TRANSPORTATION AND SALES

Elk Valley Coal typically transports approximately 90% of its coal shipments from the Elk Valley Coal mines to west-coast ports in British Columbia pursuant to long-term rail contracts. Rail service to the five mines located in the Elk Valley is provided by Canadian Pacific Railway Limited ("CPR") pursuant to an agreement expiring March 31, 2009. Rail service to the Cardinal River mine is provided by Canadian National Railway Company pursuant to an agreement expiring December 2007.

Westshore Terminals Ltd. provides ship-loading services at Roberts Bank for approximately 75% of Elk Valley Coal's metallurgical coal pursuant to long-term contracts. Elk Valley Coal has requested a review of the loading rate for the Elkview operations effective April 1, 2005. The relevant contract provides that if the parties cannot agree on appropriate adjustments to the rate, the matter will be settled by arbitration. An arbitrator found against Elk Valley Coal in connection with this review and Elk Valley Coal has appealed the arbitral decision. Neptune Terminals, in which Elk Valley Coal has a 46% ownership interest, provides ship-loading services for the balance of Elk Valley Coal's metallurgical coal loaded at


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the west  coast.  Approximately  10% of Elk Valley  Coal's  metallurgical  coal products are shipped from the mine sites to eastern North American customers either directly by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario.

Elk Valley Coal's coal is sold principally under evergreen contracts at annually negotiated prices. Coal is generally priced, particularly in Asia and Europe, on an annual basis for the 12-month period beginning April 1 in each year, referred to as a "coal year".

ELKVIEW MINE, CANADA

Elk Valley Coal has a 95% partnership interest in the Elkview mine. The remaining 5% is held equally by Nippon Steel Corporation and POSCO, a Korean steel producer, each of which acquired a 2.5% interest in 2005 for US$25 million. The Elkview mine is an open pit coal mine located in the Elk Valley in southeastern British Columbia. The mine has a current annual design capacity of
5.5 million tonnes of clean coal but is currently undergoing an expansion program to increase the capacity to 7 million tonnes per year by the end of 2007. Capacity may be restricted for reasons including availability of truck tires and actual production will depend on sales volumes. At 2006 production rates, the Elkview mine is estimated to have a remaining reserve life of 51 years.

The mine is a conventional open pit operation comprised of 14,700 hectares of coal lands of which 4,100 hectares have been mined or are scheduled for mining. The mine proper and the associated fee simple lands at Elkview mine cover a portion of the Crowsnest coal field that runs from just north of the Elkview property to 20 kilometres south of the City of Fernie, British Columbia. The mineral reserves associated with the Elkview mine lie in the Mist Mountain formation of the Crowsnest coal field with the mine exploiting 16 coal seams in the area of Baldy and Natal Ridge, just outside the Town of Sparwood, British Columbia, bounded by Michel Creek to the south and the Elk River to the west.

Annual in-fill drilling programs are conducted to confirm and update the geological model used to develop the yearly mine plans.

The coal produced is a high-quality mid-volatile hard coking coal. Lesser quantities of lower grade hard coking coal are also produced. The Elkview mine uses conventional open pit truck/shovel mining methods. The preparation plant, which has a capacity of 7 million tonnes per year of clean coal, is a conventional coal washing plant, using standard technology of cycloning and heavy media flotation.

FORDING RIVER MINE, CANADA

The Fording River mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine is a conventional open pit operation comprised of 20,304 hectares of coal lands of which 4,220 hectares have been mined or are scheduled for mining.

Construction of Fording River as a 3 million tonne per year operation was commenced in 1969. It has operated continuously since that time. Coal mined at Fording River is primarily metallurgical coal, although a small amount of thermal coal is also produced. An expansion program was completed in 2005 at Fording River. The current annual production capacity of the mine is 8.9 million tonnes and the preparation plant is 10 million tonnes. Annual in-fill drilling programs are conducted to refine mine plans and confirm and update the geological model.

The majority of current production is derived from the Eagle Mountain pit. Proven and probable reserves at Fording River are projected to support mining at 2006 production rates for a further 29 years. Fording River's reserve areas include Eagle Mountain, Turnbull, Henrietta, and Castle Mountain.


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GREENHILLS, CANADA

The Greenhills mine is located eight kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine site is comprised of 10,092 hectares of coal lands of which approximately 2,200 hectares have been mined or are scheduled for mining. Greenhills holds a forest licence and manages a 7,610 hectare forest located outside the active mining area.

The Greenhills operation was constructed in the early 1980s and has operated continuously since 1993. Coal mined at Greenhills is primarily metallurgical coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are 5.1 and 5 million tonnes, respectively.

Greenhills is operated under a joint venture agreement (the "Greenhills Joint Venture Agreement") among Elk Valley Coal, POSCO Canada Limited ("POSCAN") and POSCAN's parent, POSCO. Pursuant to the agreement, Elk Valley Coal has an 80% interest in the joint venture while POSCAN has a 20% interest. The mine equipment and preparation plant are owned by Elk Valley Coal and POSCAN in proportion to their respective joint venture interests. Under the Greenhills Joint Venture Agreement, Elk Valley Coal is the manager and operator of Greenhills. Elk Valley Coal and POSCAN bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests. POSCAN, pursuant to a property rights grant, has a right to 20% of all of the coal mined at Greenhills from certain defined lands until the Greenhills Joint Venture Agreement terminates on the earlier of: (i) the date the reserves on the defined lands have been depleted; and (ii) March 31, 2015.

Production is derived from the Cougar reserve, which is divided into two distinct pits, Cougar North and Cougar South. Cougar North has been fully developed and currently produces the bulk of the coal for the mine. Development and pre-stripping of Cougar South is underway and is expected to provide a long-term source of coal. Proven and probable reserves at Greenhills are projected to support mining at 2006 production rates for a further 23 years.

COAL MOUNTAIN, CANADA

The Coal Mountain mine is located 30 kilometres southeast of Sparwood in southeastern British Columbia. The mine site is comprised of 2,521 hectares of coal lands of which approximately 950 hectares are currently being mined or are scheduled for mining. Coal Mountain produces both metallurgical and thermal coal. The current annual production capacities of the mine and preparation plant are 2.7 and 3.5 million tonnes, respectively. Proven and probable reserves at Coal Mountain are projected to support mining at 2006 production rates for a further 13 years.




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LINE CREEK, CANADA

The Line Creek mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia. Line Creek supplies metallurgical and thermal coal to a variety of international and domestic steel producers and Pacific Rim electric utilities. The Line Creek property consists of 8,124 hectares of coal lands of which approximately 1,150 hectares are currently being mined or are scheduled for mining.

The mine is a conventional open pit operation. Raw coal is transferred to an 11 kilometre coal conveyor for transportation to a processing plant, where it is crushed, cleaned, and dried using conventional technology. The current annual production capacities of the mine and preparation plant are 2.5 and 3.5 million tonnes, respectively.

The metallurgical and thermal coal at Line Creek is mined from 9 seams lying in a syncline. The seams average 2 to 13 metres in thickness, with the thickest seam reaching 15 metres in several places. Line Creek has an estimated remaining reserve life of approximately 7 years.

CARDINAL RIVER MINE, CANADA

The Cardinal River mine is located approximately 42 kilometres south of Hinton, Alberta. In 2005, Elk Valley Coal completed the development of the Cheviot Creek pit located approximately 20 kilometres south of the Cardinal River coal plant. The total capital cost for the haul road, pit development, plant refurbishment and mobile fleet was approximately $120 million. The current annual production capacities of the mine and preparation plant are 2.2 and 2.8 million tonnes, respectively. At 2006 production rates, Cardinal River is expected to have a mine life of approximately 32 years.


COPPER

Copper Operations

ANTAMINA MINE, PERU (COPPER, ZINC)

We own indirectly 22.5% of the Antamina copper, zinc project in Peru, with the balance held indirectly by BHP Billiton (33.75%), Xstrata plc (33.75%) and Mitsubishi Corporation (10%). The participants' interests are represented by shares of Compania Minera Antamina S.A. ("CMA"), the Peruvian company that owns and operates the project. Our interest is subject to a net profits royalty of 1.667% on the project's free cash flow after recovery of capital costs and an interest factor on 60% of project expenditures.

The Antamina project property consists of numerous mining concessions and mining claims (including surface rights) covering an area of approximately 14,000 hectares. CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca. In addition, CMA holds title to all easements and rights of way for the 302 kilometre concentrate pipeline from the mine to CMA's port at Huarmey.

The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru. Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Maranon basin, a tributary of the Amazon River.


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The mine is an open pit, truck/shovel operation.  The ore is crushed at the rim of the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing a SAG mill, followed by ball mill, grinding and flotation to produce separate copper, zinc, molybdenum
and  lead/bismuth  concentrates.   A  302  kilometre  long  slurry  concentrate
pipeline, approximately 22 centimetres in diameter, with a single pump station at the minesite transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to refineries and smelters world-wide.

Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca. Water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility. The tailings impoundment facility is located next to the mill and waste dumps are located adjacent to the pit. Fresh water from mill operations is collected and contained in the tailings impoundment area. Mill process water is reclaimed from the tailings pond. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its operations.

The Antamina polymetallic deposit is skarn hosted. It is unusual in its persistent mineralization and predictable zonation, and has a SW-SE strike length of more than 2,500 metres and a width of up to 1,000 metres. The deposit is located mainly between elevation 4,350 and 3,790 metres, but outcrops up to elevation 4,650 metres. The deepest drill hole, which terminated at 3,632 metres elevation, was still in mineralized skarn. The skarn is well zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite. Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit.

Proven and probable reserves are sufficient for a remaining mine life at current production rates of approximately 18 years. Drilling is planned for 2007 to further define resources outside the current pit boundary.

Antamina has entered into long-term copper and zinc concentrate agreements with major smelting companies and refineries which in aggregate account for over 85% of the mine's production of copper and zinc concentrates. The price of copper and zinc concentrate under these long-term sales agreements is based on LME prices at the time of the sale with treatment and refining charges negotiated with reference to current world market terms. The remaining copper and zinc concentrate is sold to affiliates of the Antamina project sponsors. Molybdenum concentrates are sold to third party refiners on market terms.

Highland Valley Mine, Canada (Copper)

We have an aggregate 97.5% partnership interest in the Highland Valley copper mine located near Kamloops, British Columbia. The remaining 2.5% is held indirectly by third parties through their interests in Highmont Mining Company. Highland Valley is also a significant producer of molybdenum.

Our current interest is held through an 11.4% direct interest in the Highland Valley Copper Partnership ("HVC") and a 50.001% interest in the Highmont Partnership, which holds a 5% interest in HVC. Our remaining 83.6% interest is held directly and indirectly through Teck Cominco Metals. The property comprising the Highland Valley Copper mine consists of mineral leases, mineral claims and crown grants which will be kept in good standing beyond the shutdown of operations. The mine covers a surface area of approximately 34,000 hectares and HVC holds the surface rights to that area pursuant to various leases, claims and licenses.


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The Highland Valley mine is located adjacent to a highway  connecting  Merritt,
Logan Lake, and Ashcroft, British Columbia. The mine itself is approximately 80 kilometres southwest of Kamloops, and approximately 200 kilometres northeast of Vancouver. The mine operates throughout the year. Power is supplied by B.C. Hydro through a 138kv line which terminates at the Trans Canada Highway west of Spuzzum in the Thompson Valley. Mine personnel live in nearby areas, primarily Logan Lake, Kamloops, Ashcroft, Cache Creek, and Merritt.

The mine is an open pit operation. The mill, which uses semi-autogenous grinding and conventional flotation to produce metal in concentrate from the ore, has the capacity to process 136,000 tonnes of ore per day. Water from mill operations is collected and contained in a tailings impoundment area. Mill process water is reclaimed from the tailings pond. The operation is subject to water and air permits issued by the Province of British Columbia and is in material compliance with those permits. The operation holds all of the permits that are material to its operations.

Ore is mined from two main sources, the Lornex and Valley pits, as well as from the Highmont pit. These are located in the Guichon Batholith which hosts all of the ore bodies located in the area. The Lornex ore body occurs in Skeena Quartz Diorite host rock, intruded by younger pre-mineral Quartz Porphyry and Aplite Dykes. The Skeena Quartz Diorite is an intermediate phase of the Guichon Batholith and is generally a medium to coarse grained equigranular rock distinguished by interstitial quartz and moderate ferromagnesian minerals. The sulphide ore is primarily fracture fillings of chalcopyrite, bornite and molybdenite with minor pyrite, magnetite, sphalerite and galena.

The host rocks of the Valley deposit are mainly porphyritic quartz monzonites and granodiorites of the Bethsaida phase of the Batholith. These rocks are medium to coarse-grained with large phenocrysts of quartz and biotite. The rocks of the deposit were subjected to hydrothermal alteration followed by extensive quartz veining, quartz-sericite veining, and silicification. Bornite, chalcopyrite and molybdenum were introduced with the quartz and quartz-sericite veins and typically fill angular openings in them. Accessory minerals consist of hornblende, magnetite, hematite, sphene, apatite and zircon. Pre-mineral porphyry and aplite dykes intrude the host rocks of the deposit.

In February 2007 we announced that we would proceed with a plan to extend the mine life of Highland Valley Copper by approximately 6 years to 2019. The capital cost associated with the mine life extension is approximately $300 million, which includes approximately $167 million of incremental stripping and $133 million for additional mining equipment. Two in-pit crushers in the Valley pit will also be relocated in 2007. Copper concentrate production over the extension period is expected to average approximately 295,000 tonnes per annum. During a transitional period of higher strip ratios and lower grades, concentrate production will decline starting in 2007. Molybdenum production is expected to range from 3 million to 8 million pounds per annum, averaging 5.3 million pounds over the remaining mine life. Head grades for the remaining mine life are expected to average 0.353% copper at a strip ratio of 0.4:1.

Concentrates are transported by rail to customers in North America and to a port in Vancouver for export overseas, with the majority being sold under long-term sales contracts to smelters in several countries. Treatment and refining charges under long term contracts are negotiated annually on a "brick" system, under which annual negotiated treatment charges are averaged with prior years' terms. The balance is sold on the spot market.




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Copper Projects

SAN NICOLAS PROJECT, MEXICO (COPPER, ZINC)

The San Nicolas property, which is located in Zacatecas State, Mexico, is a major massive sulphide deposit containing copper, zinc, gold and silver. The property is held by Minas de San Nicolas S.A. de C.V. ("MSN"), which is owned 40% directly by us and 60% by Minera Tama S.A. de C.V. ("Tama"). Tama in turn is owned 65% by us and 35% by Western Copper Holdings Ltd. (now a subsidiary of Goldcorp Inc.) resulting in our holding a net 79% interest in the property. Our interest may vary depending on certain financing elections the parties may make under the agreements governing the project. The project is being held on a care and maintenance basis.

GOLD

HEMLO OPERATIONS, CANADA (GOLD)

We have a 50% joint venture interest in two gold mines in the Hemlo Gold Camp located near Marathon, Ontario: the Williams and David Bell gold mines (the "Hemlo Operations"). Homestake Canada Inc., a wholly-owned subsidiary of Barrick Gold Corporation ("Homestake"), holds the remaining 50% joint venture interest. Our share of production is subject to a 2.25% net smelter return royalty at Williams and a 3% net smelter return royalty at David Bell.

The Hemlo Operations lie adjacent to the Trans-Canada Highway in the Hemlo district of Ontario, and operate throughout the year. The mill located at the Williams mine processes ore for both the Williams mine and the David Bell mine. Power for the Hemlo Operations is taken from the Ontario Hydro grid, and back-up standby diesel generators are available at the site to provide some emergency support should the grid not be able to supply power. Water requirements are sourced from Cedar Creek and personnel from both mines live in nearby areas, the majority in Marathon, Ontario.

The Hemlo Operations operate a combined tailings management system including a tailings basin and polishing pond. The property includes one tailings pond, located approximately four kilometres from the Williams mill, and four waste stockpiles located adjacent to the Williams open pit. Both operations comply with certificates of approval for industrial wastewater and air, which are administered by the provincial regulatory authorities. The Williams mill and both mines hold all the necessary permits and certificates that are material to the operations.

The Hemlo Operations are located in a small east-west trending archean greenstone belt in central Ontario known as the Hemlo zone. The Williams mine is located at the western end of the Hemlo zone, the David Bell mine is located at the eastern end of the Hemlo zone, and Newmont Mining Corporation's Golden Giant mine is located between the Williams and David Bell mines along the Hemlo zone. The total length of the mineralized zone comprising the Williams, David Bell and Golden Giant mines is over three kilometres.

The Williams and David Bell ore bodies lie at the contact between overlying metasedimentary rocks and underlying felsic metavolcanic rocks. The Williams ore zone dips north at 60-70 degrees and the David Bell ore zone dips north at 50-60 degrees. The ore zones continue to approximately 1,200 metres below the surface and vary in width from 45 metres to 1 metre at Williams and from 15 metres to 1 metre at David Bell. The ore at both mines is hosted by three principal rock types, feldspathised porphyry, muscovite schist and biotite fragmental, and is characterized by gold, pyrite, molybdenite, and barite and various arsenic, mercury, and antimony mineral species. Both main ore bodies are composed of fine


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grained  quartz-feldspar  rock  with  gold  occurring  as  finely  disseminated particles within the groundmass as well as with pyrite grains.

Our share of gold production from the Hemlo Operations is sold on a spot basis at prevailing market prices at the time of production. We have also entered into certain hedging contracts in respect of certain portions of our production.

        WILLIAMS MINE

The Williams mine, primarily an underground operation with some open-pit mining, has been operating since 1985. The property comprising the Williams mine consists of 11 patented mining claims and 6 leased claims. The mine covers a surface area of approximately 270 hectares.

The Williams mine is one of the largest gold-producing mines in Canada. The underground mine is accessed by a 1,300 metre production shaft, and mining is carried out by longhole stoping with paste backfill. The Williams open pit mine lies immediately above and adjacent to the underground mine, and ore from these two sources and the David Bell mine is treated in the Williams mill. The mill started production in 1985 at the rate of approximately 3,000 tonnes per day, and capacity was expanded to 6,000 tonnes per day in late 1988. The Williams mill was further expanded to 10,000 tonnes per day but currently operates at a rate of approximately 9,000 tonnes per day as underground reserves are being depleted. The Williams mill uses semi-autogenous grinding and a carbon-in-pulp gold recovery circuit. Approximately 20% of the gold is recovered by a gravity circuit.

In 2006 the Hemlo operations reached agreement with Newmont Mining Canada granting Hemlo the right to explore, develop and mine the Interlake property, which is the down dip extension of the Williams ore zone to the west of the current property boundary. Exploration is planned for 2007 to test the potential of the Interlake property.

The underground mine at Williams continues to transition its mining process to the Alimak mining method. Williams is undergoing a strategic review of its life of mine plan. Reserves and resources are expected to be revised following this review. The mine life at Williams will depend on the results of this review, expected by mid-2007.

        DAVID BELL MINE

The property comprising the David Bell underground mine consists of granted mining leases and mining claims, covering a surface area of approximately 274 hectares.

The David Bell mine was developed through a 1,160 metre production shaft, and mining is by longhole stoping and Alimak methods with cemented paste fill. Ore from the David Bell mine is transported to, and processed at, the nearby Williams mill. The David Bell mine is scheduled to close in 2009 based on current reserves.

POGO MINE, UNITED STATES (GOLD)

In June 1997, we entered into an agreement with Sumitomo Metal Mining America Inc. and SC Minerals America Inc. to earn a 40% joint venture interest in the Pogo gold deposit located in Alaska, 40 air miles (64 kilometres) from Delta Junction at the terminus of the Alaska Highway. Access to the site is provided by a new 50 mile all-season road from the Richardson Highway north of Delta Junction to the property.


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The Pogo property is  approximately  16,700  hectares in size. The mine area is the subject of a mining lease, which requires annual rental payments. The balance of the property is comprised of 1,281 state mining claims, each requiring a specified nominal amount of annual assessment work.

Our 40% interest was earned by delivering a production commitment. Our interest is subject to divestment should we not complete construction of the project and bring the project to commercial production substantially in accordance with the feasibility study by May 1, 2007. We are the project operator and are entitled to a management fee.

The project consists of an underground mine and 2,500 tonne per day mill expected to produce 350,000 to 450,000 ounces of gold per year over a 10 year mine life. The mining methods are cut and fill and drift and fill. The mill utilizes conventional milling, and gravity and carbon-in-pulp technology. The gold from both the gravity and carbon-in-pulp circuits is produced as dore bullion.

Construction of the Pogo Mine was completed in the first quarter of 2006 except for the installation of the underground ore conveying system which was completed in the second quarter. The final construction cost for the project was US$350 million. The Pogo mine commenced operations in January with the first gold bar poured on February 12, 2006.

Mill throughput did not reach design capacity in 2006 as originally planned as it was limited by tailings filtration capacity and bottlenecks in the paste backfill system. When operating, the overall plant was processing ore at 70% of design capacity during the last half of 2006. The mill grinding and flotation circuits were confirmed when the mill operated at design capacity of 2,500 tons per day for short periods of time.

A third filter press was installed in the second half of 2006 to improve filtration capacity and was commissioned in January 2007. Modifications to the filtered tailings handling system to improve paste backfilling will be completed in the first quarter of 2007. These two construction projects are estimated to cost an additional US$21 million.

On October 19, 2006 a construction accident severely damaged electrical systems at the mine site, resulting in a total loss of electrical power. Temporary power was established using portable generators. Maintenance activities and construction projects resumed on October 22, 2006, and underground mining on October 28, 2006. Mill operations resumed December 14, 2006, when line power was restored. There was a stockpile of 99,000 tonnes of ore on surface by year end.

Commercial production is expected to be reached in April 2007 following completion of the filter plant projects with full production by May 2007. Gold production for 2007 is scheduled to be 340,000 ounces.

The property is subject to a 1.5% net smelter return royalty payable by the venturers on the first two million ounces of gold produced. After the first two million ounces of gold is produced, the 1.5% net smelter return royalty is no longer payable. However, we (through our indirect wholly-owned subsidiary, Teck-Pogo Inc. ("TPI")) must then pay Sumitomo Metal Mining America Inc. and SC Minerals America Inc. a production royalty on TPI's share of any additional ounces of gold that it takes as its share of production from the property. This royalty on each ounce of gold to TPI's account is equal to the greater of 5% of the price of gold and US$25.


Teck Cominco Limited - 2006 Annual Information Form                     Page 20

OIL SANDS

FORT HILLS PROJECT

On November 30, 2005, we acquired a 15% limited partnership interest in Fort Hills Energy LP (the "Fort Hills Partnership"), which owns the Fort Hills oil sands project. The other limited partners are Petro-Canada, with a 55% limited partnership interest and UTS Energy Corporation ("UTS") with a 30% interest. Relations among the partners are governed by a limited partnership agreement and a unanimous shareholder agreement pertaining to the governance of Fort Hills Energy Corporation, the general partner of the Fort Hills Partnership, in which the limited partners hold pro rata share interests. Pursuant to the limited partnership agreement, we are required to contribute 34% (or $850 million) of the first $2.5 billion of project expenditures made after March 1, 2005. This amount includes the subscription price for our 15% interest. The partners will fund further project expenditures in proportion to their respective partnership interests. Our share of project expenditures to the end of 2006 was $109 million.

The Fort Hills Project is a project to develop, mine, extract and sell the recoverable bitumen found in certain oil sands deposits underlying Alberta Oil Sands Lease No. 7598060T05 ("Lease 5"), Alberta Oils Sands Lease No. 7281020T52 ("Lease 52") and Alberta Oil Sands Lease No. 7400120008 ("Lease 8"),
(collectively, the "Leases"). The Leases are located approximately 90 kilometres north of Fort McMurray, Alberta. The Leases cover a contiguous area of approximately 18,700 hectares on the east bank of the Athabasca River. The current terms of Lease 5 and Lease 52 continue indefinitely, provided the mine development plan approved by Alberta Energy is met. The development plan, initially submitted by TrueNorth Energy L.P. ("TrueNorth"), a predecessor to the Fort Hills Partnership, was amended in 2005 to provide for a commitment to construct a mine with a capacity of 100,000 barrels per day of bitumen by 2011. The development plan includes certain other interim milestones. Lease 8, which is not subject to the Development Plan, covers approximately 2,286 hectares and its primary term continues to 2015.

In February 2006 the Fort Hills Partnership acquired two additional oil sands leases, Alberta Oil Sands Lease Nos. 437 and 438 for $60 million. These leases cover approximately 5,250 hectares contiguous to the Leases. Integration of these additional leases and Lease 8 into the project will be subject to full regulatory review.

An affiliate of Petro-Canada acts as contract operator of the project pursuant to an operating services contract. The contract operator has exclusive authority to operate the project, subject to the oversight of a management committee on which each of the shareholders of the general partner is represented. Certain fundamental decisions concerning the project require super-majority approval of the Management Committee. The Partnership Agreement contemplates that the contract operator will market 100% of project production on behalf of the partnership for a minimum initial period of 4 years after first commercial production of bitumen. Subject to certain exceptions, limited partners have a right of first refusal in the event of a transfer of another's limited partnership interest.

In December 2006, the Fort Hills Partnership filed an application with the Alberta Energy and Utilities Board to construct and operate an upgrader in Sturgeon County, approximately 40 kilometres northeast of Edmonton. The upgrader is expected to eventually process up to 340,000 barrels per day of bitumen production from the Fort Hills mine and other sources to produce 280,000 barrels per day of synthetic crude oil. Engineering work is ongoing to determine the appropriate production level for the first phase of the operation. A design basis memorandum and preliminary cost estimate for the Fort Hills project are expected to be completed by mid-2007.


Teck Cominco Limited - 2006 Annual Information Form                     Page 21

The current project development plan contemplates phased development of an integrated project using conventional truck and shovel mining, an extraction plant to extract bitumen from oil sands at the mine site, and an upgrader producing marketable synthetic crude oil to be constructed in Sturgeon County near Edmonton, Alberta. Sproule Associates Ltd. ("Sproule"), an independent reserves evaluator, has audited for the Fort Hills Partnership an estimate of contingent bitumen resources of the Fort Hills project in accordance with the standards set out in the Canadian Oil and Gas Evaluation Handbook. The estimate audited by Sproule includes a best estimate of the contingent bitumen resource for the project (on a 100% basis) as at December 31, 2006, of 4.72 billion barrels of recoverable bitumen, with a low estimate of 3.08 billion barrels and a high estimate of 5.54 billion barrels. A "resource" for oil and gas reporting purposes is different than a mineral resource. See "Risk Factors - Reserve and Resource Estimates."

Other Oil Sands Interests

Under a joint bidding agreement with UTS Energy Corporation ("UTS"), we have acquired a 50% interest in approximately 277,000 acres of oil sands leases in the Athabasca region of Alberta. The total acquisition cost of these leases was $164 million. We have advanced UTS its 50% share of lease acquisition costs. We also hold an option to acquire a 50% interest in an oil sands lease known as Lease 14 from UTS at fair market value.

Exploration

In 2006, our exploration expense was $72 million. Approximately 76% of expenditures were dedicated to exploration for gold and copper and the balance on nickel, diamonds and polymetallic projects. Of the total expenditures, approximately 11% was spent in Canada, 13% in the United States, 17% in Turkey, and 21% in Australia, with the remaining expenditures mostly incurred in Chile, Mexico, Peru and Brazil.

Exploration is carried out through sole funding and joint ventures with major and junior exploration companies. Exploration is focused on areas in proximity to our existing operations or development projects in regions that we consider have high potential for discovery. Planned expenditures for 2007 are approximately $90 million excluding mine exploration and development projects, with approximately 32% and 29% of planned expenditures on exploration for copper and gold, respectively.





Teck Cominco Limited - 2006 Annual Information Form                     Page 22

MINERAL RESERVES AND RESOURCES

MINERAL RESERVES AT DECEMBER 31, 2006:

                                                            MINERAL RESERVES (1)

                                        Proven                Probable                  Total
-----------------------------------------------------------------------------------------------------------------------------
                                        tonnes      grade      tonnes       grade       tonnes       grade      Teck Cominco
                                        (000's)      (%)       (000's)        (%)       (000's)       (%)         Interest
-----------------------------------------------------------------------------------------------------------------------------
COPPER          Antamina                                                                                           22.5
                  Copper Ore            60,000       1.23      251,000       1.13      311,000       1.15
                  Copper Zinc Ore       32,000       1.05       90,000       1.14      122,000       1.12
                                        92,000       1.17      341,000       1.13      433,000       1.14

                Highland Valley        271,000       0.43                              271,000       0.43          97.5

Zinc            Antamina                32,000        3.2       90,000        2.7      122,000        2.8          22.5
                Red Dog                 16,000       20.2       52,700       16.7       68,700       17.5           100
                Pend Oreille             1,500        6.8        1,200        5.9        2,700        6.4           100
                Lennard Shelf                                    3,000        7.3        3,000        7.3            50

Lead            Red Dog                 16,000        5.6       52,700        4.3       68,700        4.6           100
                Pend Oreille             1,500        1.2        1,200        1.0        2,700        1.1           100
                Lennard Shelf                                    3,000        1.8        3,000        1.8            50

Molybdenum  Antamina                    60,000      0.040      251,000      0.037      311,000      0.038          22.5
                 Highland Valley       271,000      0.009                              271,000      0.009          97.5

-----------------------------------------------------------------------------------------------------------------------------

Coal (3)        Fording River          115,000                 112,000                 227,000                       40 (4)
                Elkview                193,000                  46,000                 239,000                       38 (4)
                Greenhills              77,000                  19,000                  96,000                       32 (4)
                Coal Mountain           26,000                                          26,000                       40 (4)
                Line Creek              19,000                                          19,000                       40 (4)
                Cardinal River          32,000                  24,000                  56,000                       40 (4)

-----------------------------------------------------------------------------------------------------------------------------
                                        tonnes      grade      tonnes       grade       tonnes       grade      Teck Cominco
                                        (000's)    (g.t)(2)    (000's)      (g/t)      (000's)       (g/t)       Interest
-----------------------------------------------------------------------------------------------------------------------------
Gold            Williams                                                                                             50
                  Underground            1,471       5.78          995       5.16        2,466       5.53
                  Open pit               7,810       1.71        5,424       1.74       13,234       1.72
                David Bell                 549      11.72          164      10.98          713      11.55            50
                Pogo                                             6,290      17.03        6,290      17.03            40


See notes to Mineral Reserves and Resources tables at the top of page 25, after the Mineral Resources table.


Teck Cominco Limited - 2006 Annual Information Form                     Page 23

Mineral Resources at December 31, 2006:

                                                    MINERAL RESOURCES (1)

                                         Measured              Indicated                  Inferred

--------------------------------------------------------------------------------------------------------------------------------
                                         tonnes      grade       tonnes      grade         tonnes      grade     Teck Cominco
                                        (000's)       (%)       (000's)       (%)         (000's)       (%)        Interest
--------------------------------------------------------------------------------------------------------------------------------
COPPER           Antamina                                                                                            22.5
                   Copper Ore            27,000       0.57       98,000       1.05        105,000       0.96
                   Copper Zinc Ore       11,000       0.53       44,000       1.11         18,000       0.89
                                         38,000       0.56      142,000       1.07        123,000       0.95

                 Highland Valley                                247,000       0.31                                   97.5
                 San Nicolas              1,880       0.73       78,100       1.34          7,020       1.28           79
                 Kudz Ze Kayah(8)                                                          12,800       0.81          100

ZINC             Antamina                11,000        1.1       44,000        2.4         18,000        1.9         22.5
                 Red Dog                                          7,700       18.9         30,200       15.5          100
                 San Nicolas              1,880        3.6       78,100        1.8          7,020        1.4           79
                 Pend Oreille                                                               1,700        6.7          100
                 Lennard Shelf                                                                188        9.6           50
                 Kudz Ze Kayah(8)                                                          12,800        5.9          100

LEAD             Red Dog                                          7,700        5.4         30,200        4.5          100
                 Pend Oreille                                                               1,700        1.5          100
                 Lennard Shelf                                                                188        1.9           50
                 Kudz Ze Kayah(8)                                                          12,800        1.7          100

MOLYBDENUM        Antamina               27,000      0.040       98,000      0.031        105,000      0.028         22.5
                  Highland Valley                               247,000      0.006                                   97.5

TITANIUM         White Earth(5,8)                               428,000         11      1,031,000         10         100

--------------------------------------------------------------------------------------------------------------------------------
COAL(6)          Fording River          466,000                 194,000                 2,721,000                      40 (4)
                 Elkview              1,317,000                 308,000                   181,000                      38 (4)
                 Greenhills               5,000                 299,000                   649,000                      32 (4)
                 Coal Mountain           79,000                  32,000                    30,000                      40 (4)
                 Line Creek              62,000                 177,000                   119,000                      40 (4)
                 Cardinal River           2,000                   9,000                     4,000                      40 (4)
                 Other(7)               213,000                 274,000                   473,000                      40 (4)

--------------------------------------------------------------------------------------------------------------------------------
                                         tonnes      grade        tonnes     grade         tonnes      grade     Teck Cominco
                                         (000's)    (p/t(2)      (000's)     (p/t)         (000's)     (p/t)       Interest
--------------------------------------------------------------------------------------------------------------------------------
GOLD             Williams                                                                                              50
                   Underground            1,103       4.81        1,001       6.70          4,786       5.14
                   Open pit               1,203       1.03          930       1.05            393       1.46
                 David Bell                                                                                            50
                   Underground              344       9.51
                   Open-pit                                         680       3.77
                 Pogo                                               460       9.53            430      31.83           40
                 Lobo-Marte (8)                                                                                        60
                   Lobo                                          64,210       1.79          5,660       1.70
                   Marte                                         33,470       1.58          3,590       1.35
                 Morelos                                                                   30,650       3.27         78.8
                 Kudz Ze Kayah (8)                                                         12,800       1.38          100
--------------------------------------------------------------------------------------------------------------------------------

Teck Cominco Limited - 2006 Annual Information Form                     Page 24

--------------------------------------------------------------------------------
Notes to Mineral Reserves and Resources Tables

(1) Mineral reserves and resources are mine and property totals and are not limited to Teck Cominco's interests.

(2)   g/t = grams per tonne.

(3)   Coal reserves expressed as tonnes of clean coal.

(4) Representing a 40% direct interest in Elk Valley Coal Partnership. Does not include a 5.25% indirect interest through investment in Fording Canadian Coal Trust.

(5)   Grade reported as %TiO2.

(6)   Coal resources expressed as tonnes of raw coal.

(7) Other refers to the aggregated measured, indicated and inferred resources associated with five undeveloped or non-operating properties. Tonnages represent Elk Valley Coal Partnership's interest in these properties.

(8) Historical Resource Estimates. These estimates pre-date the adoption of NI 43-101. These estimates are reported using resource classification categories that conform to those prescribed by NI 43-101, but are not supported by quality assurance and quality control procedures that conform to current practice. In some cases, management has reclassified material from the measured or indicated resource category to the inferred category. Nonetheless, management believes these estimates are reliable and relevant because they are based on engineering and feasibility studies prepared prior to 2000 in accordance with then - prudent engineering practice.
--------------------------------------------------------------------------------

STANDARD

Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources have been estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") in November, 2005 and incorporated in National Instrument 43-101, "Standards of Disclosure for Mineral Projects" ("NI 43-101"), by Canadian securities regulatory authorities. Estimates of coal reserves and resources have been prepared and classified using guidance from the Geological Survey of Canada Paper 88-21. Classification terminology for coal conforms to CIM definitions incorporated into NI 43-101. Mineral Resources are reported separately from, and do not include that portion of the Mineral Resources that is classified as Mineral Reserves. That portion of Mineral Resources which is not classified as Mineral Reserves does not have demonstrated economic value.

DEFINITIONS

The CIM definitions on Mineral Resources and Mineral Reserves provide as follows:

A MINERAL RESOURCE is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An INFERRED MINERAL RESOURCE is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.


Teck Cominco Limited - 2006 Annual Information Form                     Page 25

An INDICATED MINERAL RESOURCE is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A MEASURED MINERAL RESOURCE is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A MINERAL RESERVE is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A PROBABLE MINERAL RESERVE is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A PROVEN MINERAL RESERVE is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.


METHODOLOGIES AND ASSUMPTIONS

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, mining and processing recoveries, mining dilution, cut-off values or grades, as well as assumptions relating to long term commodity prices and in some cases, exchange rates. Cost estimates are based on feasibility study estimates or operating history.

Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors. Geostatistical methods appropriate to the style of mineralization have been used in the estimation of reserves at the company's material base metal and gold properties.

Assumed metal prices vary from property to property for a number of reasons. The company has interests in a number of joint ventures, for which assumed metal prices are a joint venture decision. In certain cases, assumed metal prices are historical assumptions made at the time of the relevant reserve and resource estimates. For operations with short remaining lives, assumed metal prices may reflect shorter term commodity price forecasts.


Teck Cominco Limited - 2006 Annual Information Form                     Page 26

ANTAMINA

Mineral reserves at Antamina were estimated using assumed metal prices of US$0.95/lb copper, US$0.50/lb zinc and US$7.50/lb molybdenum. Two general ore types occur at Antamina. These are copper ores, from which copper and molybdenum concentrates are produced and copper/zinc ores, from which copper and zinc concentrates are recovered. Reserves and resources are reported by general ore type. In 2006, mine production reduced reserves by 30 million tonnes. This reduction was offset by 42 million tonnes of resource that was drill defined to reserve status. A new production and cut-off schedule developed in 2006 transferred 19 million tonnes of low grade reserve to resource stockpile. Changes in pit design and block modelling methodology contributed to small reserve reductions.

Significant increases in resource resulted from engineering studies completed on material below the current ultimate pit. The 2006 resource estimate includes 137 million tonnes of additional measured and indicated resource, and 93 million tonnes of additional inferred resource. Evaluations indicate the new resource has reasonable prospects for economic extraction at US$0.95/lb copper and US$0.50/lb zinc. Other changes include the 42 million tonne transfer from resource to reserve, and the transfer of 19 million tonnes from reserve to resource stockpile, both described above, and a 24 million tonne increase due to lower cut-off.

HIGHLAND VALLEY COPPER

Mine production in 2006 removed 40 million tonnes at the Valley and Lornex pits and 6.3 million tonnes from the Highmont pit. Mine production included 5.4 million tonnes of low grade material which was not previously included in reserve, but was processed to take advantage of short-term metal prices. In 2006, the assumed copper price for reserves increased from US$0.92 to US$1.10 per pound for Valley and Lornex resulting in a 5.2 million tonne reserve increase. The assumed molybdenum price remained at US$5.00/lb. An additional 5 million tonnes of reserve was added in the Highmont pit, using an assumed metal price of US$1.40/lb copper and US$20/lb molybdenum, reflecting short-term metal price forecasts. All reserve and resource estimates assume a C$1.20 per US$1.00 exchange rate.

Reserves have been drill defined at 60 to 115 metre centres and resources at 125 metre centres. In 2006, the indicated resource at Valley West increased by 71 million tonnes. The increase was largely attributed to the use of higher assumed metal prices. Indicated resources at Valley West and Highmont assume a US$1.64/lb copper price and US$9.50/lb molybdenum price. Resource tonnage is very sensitive to copper prices above US$1.10/lb.

RED DOG

Mine production removed 3.2 million tonnes of reserves from the Main pit in 2006. Although reserves at Main were updated with current geologic and sample information, there was no material change associated with model revisions or pit design. Probable reserves at the Aqqaluk deposit did not change in 2006, although 79 definition drill holes were completed. The Aqqaluk models will be updated in early 2007 when remaining assay results from these holes are available. Proven reserves have been drill defined at 30 metre centres, probable reserves at 60 metre centres and indicated resources at greater than 60 metre centres. All mineral reserves and indicated resources are mineable by open pit and assume a US$0.55/lb zinc price and US$0.25/lb lead price.
Operating  costs and  cut-off  grades  are based on a 2004  engineering  study.
Ultimate pit limits will be reviewed in 2007 in light of current costs and metal prices.

Inferred resources are reported for two underground deposits on the basis of an assumed zinc price of US$0.70/lb.


Teck Cominco Limited - 2006 Annual Information Form                     Page 27

PEND OREILLE

Experience gained in mining over the past two years, particularly along the margins of the Pend Oreille orebody, has resulted in reserve reductions beyond normal mining depletion. Reductions are attributed to new mine design, higher operating costs, definition drilling and new grade models. Reserve reductions were partially offset by higher assumed metal prices. Mineral reserves and resources adopt a 4% zinc cut-off which corresponds to an assumed zinc price of US$0.83/lb and lead price of US$0.37/lb. Proven reserves occur between or below mined areas and have been defined by underground development and sampling. Probable reserves were drill defined at 20 metre centres and inferred resources at 80 to 100 metre centres. Inferred resources at Washington Rock assume US$0.60/lb zinc and US$ 0.25/lb lead.

LENNARD SHELF

The Lennard Shelf operation resumed operations in early 2007. Mineral resource estimates reported at year end 2005 have been upgraded to reserve status. Reserve and resource estimates were prepared using an assumed zinc price of US$0.70/lb and lead price of US$0.35/lb, at an assumed exchange rate of A$1 = US$0.75.

OTHER RESOURCES

Mineral resource estimates at San Nicolas were based on assumed prices of US$0.90/lb copper and US$0.50/lb zinc (2001 study). Historic estimates at Kudz Ze Kayah were prepared in 1995 prior to the adoption of NI 43-101 reporting standards. These estimates are reported using resource classification categories that conform to those prescribed by NI 43-101, but are not supported by quality assurance and quality control procedures that conform to current practice. Management has reclassified material from the measured or indicated resource category to the inferred category. Nonetheless, management believes these estimates are reliable and relevant because they are based on engineering studies prepared prior to 2000 in accordance with then - prudent engineering practice.

ELK VALLEY COAL

Coal reserves are reported in metric tonnes of clean coal after mining and processing losses. Reserve estimates assume a US$65/tonne coking coal price (free on board) at Roberts Bank terminal and include 2.5 million tonnes of thermal coal used for plant operations. Mine production in 2006, at the six operating coal mines, reduced reserves by 22.7 million tonnes. Reserves at Line Creek increased by 4.7 million tonnes due to a revised pit design at Horseshoe Ridge and MSA West Extension. Resources are reported as raw coal, have not been subject to recent economic review and do not include losses for mining and processing. All reserve and resource estimates assume a C$1.18 per US$1.00 exchange rate.

POGO

During 2006, mine operations removed and milled 312,000 tonnes of ore from reserve. Definition diamond drilling added 346,000 tonnes. Changes in the mine plan added 703,000 tonnes at an average grade of 0.93 g/t gold.

Mineral reserve and resource estimates assume a US$400/oz gold price for reserves and US$450/oz price for resources. Higher assumed operating costs, offset to some extent by the higher gold price, resulted in an increase in cut-off grade, reducing reserves by 1.4 million tonnes.


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

DAVID BELL

Mine production in 2006 removed 335,000 tonnes from reserves and 6,000 tonnes from resource. Definition drilling transferred 10,000 tonnes from resource to reserve and added 7,000 tonnes of new reserve in previously undefined areas. Refinement of the mine plan transferred 42,000 tonnes from reserve to resource and removed 11,000 tonnes due to stope losses.

Mineral reserve and resource estimates assume a gold price of US$475/oz for reserves and US$525/oz for resources. Higher operating costs, offset to some extent by the higher gold price, reduced reserves by 54,000 tonnes. All reserve and resource estimates assume a C$1.21 per US$1.00 exchange rate.

WILLIAMS

Mineral reserve and resource estimates on the Williams property assume a US$475/oz gold price for reserves, US$525/oz price for resources and a C$1.21 per US$1.00 exchange rate. Mine production in 2006 removed 3.4 million tonnes from reserve. The use of higher assumed gold prices added 1.0 million tonnes to the C Zone open pit reserve. During 2006, an increasing proportion of production was mined from the C Zone where mineralization has proven to be diffuse and irregular.

In 2006, open pit and underground production from the C Zone produced significantly fewer ounces than predicted. Additional geologic modelling, changes in economic assumptions and the long term cost structure of the mine may affect future mineral reserve and resource estimates. An engineering review for the C Zone is expected to be completed by mid-2007.

OTHER GOLD PROPERTIES

Mineral resources at Morelos were estimated using an assumed gold price of US$400/oz. A prefeasibility study and additional drill definition of the deposit is under way. Historic estimates on the Lobo-Marte deposits were prepared in a 1998 feasibility study prior to the adoption of NI 43-101 reporting standards. These estimates are reported using resource classification categories that conform to those prescribed by NI 43-101, but are not supported by quality assurance and quality control procedures that conform to current practice. Management has reclassified material from the measured or indicated resource category to the inferred category. Nonetheless, management believes these estimates are reliable and relevant because they are based on a feasibility study prepared prior to 2000 in accordance with then - prudent engineering practice.

RISKS AND UNCERTAINTIES

Mineral Reserves and Mineral Resources are estimates of the size and grade of the deposits based on the assumptions and parameters currently available. These assumptions and parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in metals prices and/or production costs, differences in size and grade and recovery rates from those expected, and changes in project parameters due to changes in production plans. There are no known environmental, permitting, legal, title, taxation, socio-political, marketing or other issues that are currently expected to materially affect the mineral reserves or resources.





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

QUALIFIED PERSONS

Estimates of the mineral reserves and resources for the company's material properties have been prepared under the general supervision of Paul C. Bankes,
P. Geo., who is an employee of Teck Cominco. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Dan Gurtler, AIMM, who is an employee of Compania Minera Antamina. Messrs. Bankes and Gurtler are Qualified Persons for the purposes of National Instrument 43-101. Estimates of reserves and resources at Elkview, Fording River, Greenhills, Coal Mountain, Line Creek and Cardinal River were prepared under the general supervision of Colin McKenny, P. Geol., an employee of Elk Valley Coal
Partnership, who is the Qualified Person for the purposes of National Instrument 43-101.


SAFETY AND ENVIRONMENTAL PROTECTION

Our current and future operations, including development activities and commencement of production on our properties or areas in which we have an interest, are subject to laws and regulations in Canada and elsewhere governing occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, management of toxic substances and similar matters. Compliance with these laws and regulations affects the costs of and can affect the schedule for planning, designing, drilling, developing, constructing, operating and closing the Company's mines, refineries and other facilities.

Whether  in Canada or  abroad,  we  attempt  to apply  technically  proven  and economically feasible measures to protect the environment throughout exploration, mining, processing and closure. Although we believe that our operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, there can be no assurance that additional significant costs will not be incurred to comply with current and future regulations or that liabilities associated with non-compliance will not occur.

Safety performance is a key priority for us. Safety statistics are collected from each operation monthly. Targets for safety performance are set each year and are used in determining management compensation. Safety incidents are investigated and finding reports are shared across our business to assist in the prevention of recurrence of the incident.

For accounting purposes, current costs associated with permit compliance are treated as normal operating costs necessary to maintain operations on an ongoing basis. In addition, amounts are accrued in our accounts to provide for certain future reclamation, site restoration and other closure costs. Financial guarantees of various forms are posted, if required, with various governmental authorities as security to cover estimated reclamation obligations. Our provisions for future reclamation and site restoration are estimated based on known requirements. It is not currently possible to estimate the impact on operating results of future legislative or regulatory developments.

We conduct regular environmental and safety and health audits. The overall objective of our audits is to identify environment, health and safety risks, assess regulatory compliance and conformance with applicable laws and assess conformance with appropriate environment, health and safety management systems and good management practices.

All of our mining operations have closure and reclamation plans in place and these undergo regular updates. The reclamation programs are guided by land capability assessments, which integrate several factors in the reclamation approach including biological diversity, establishment of sustainable vegetation, diversity of physical landforms and requirements for wildlife habitat. In addition to


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


reclamation of operating mines, certain idle and closed mines are under continuous care and maintenance as well as progressive closure. Our Charter of Corporate Responsibility and Code of Business, Environmental and Health & Safety Practices require that sites be reclaimed in an appropriate manner. We manage a number of decommissioned mine sites in Canada and conduct regular inspections to verify the success of reclamation activities.


SOCIAL AND ENVIRONMENTAL POLICIES

We have adopted and implemented social and environmental policies that are fundamental to our operations. Our operating practices are governed by the principles set out in our Charter of Corporate Responsibility (the "Charter") and Code of Business, Environmental and Health & Safety Practices (the "Code"). The Charter sets out corporate commitments related to ethical business conduct, providing a workplace free of discrimination, open and fair dealings with all stakeholders, and support for sustainable development.

The Code sets out specific requirements in areas related to (i) legal compliance and ethical business conduct, (ii) prohibition of discriminatory conduct and commitment to job selection on the basis of merit and ability,
(iii)  identification,  control and promotion of safety and health performance,
(iv) sound environmental conduct and continuous improvement in performance, (v) regular auditing of environmental, health, safety and emergency preparedness,
(vi) continual improvement of environmental, health and safety management systems, (vii) closure and reclamation planning as a component of all development projects, (viii) the safe use, reuse and recycling of products,
(ix) support for research on environmental, health and safety performance, (x) fostering dialogue with stakeholders and respect for the rights, interests, and aspirations of indigenous people, and (xi) support for local communities and their development.

In addition to the Charter and Code, we have adopted a Health and Safety Policy, a Health and Safety Guide for Exploration, and a Code of Ethics. We have taken steps to implement the Charter, Code and policies through adoption of Environmental, Health and Safety Management Standards, which provide direction to all operations and auditable criteria against which performance is measured.

We set objectives in these areas for improvement on an annual basis and these are used to determine specific objectives for corporate and operational groups within our organization. Overall responsibility for achievement of objectives rests with senior personnel. Our Environmental, Health and Safety Committee of the Board which reports to the Board of Directors, and our Corporate
Environment  and  Risk  Management   Committee  and  our  Product   Stewardship
Committee, which are comprised of members of senior management, provide oversight in these areas.

We measure our performance on an ongoing and comprehensive basis. Internal monthly and quarterly environmental reporting tracks performance indicators including compliance with permits, environmental monitoring, health and safety performance, materials inputs and outputs, community concerns expressed and actions taken in response, and amount of reclaimed land. We report publicly on our performance through our Sustainability Report and website.




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

HUMAN RESOURCES

As at December 31, 2006 there were approximately 7,300 employees working at the various operations we managed. Collective bargaining agreements covering unionized employees at our material operations are as follows:

                                          Expiry Date of Collective Agreement
               ----------------------------------------------------------------
               Trail                                 May 31, 2008
               David Bell                          October 31, 2007
               Antamina                              July 24, 2009
               Highland Valley Copper             September 30, 2011
               Elkview                             October 31, 2010
               Coal Mountain                       December 31, 2009
               Line Creek                            May 31, 2009
               Fording River                        April 30, 2011
               Cardinal River                        June 30, 2007
               Red Dog                               See Note((1))
               ===============================================================
               (1) A union was recently certified at Red Dog. Bargaining is underway.

TECHNOLOGY

The company undertakes and participates in a number of research and development projects designed to improve exploration, extraction, product and operational technologies, and reduce costs by improving efficiencies.

We have research and technology facilities located in our CESL research facility in Richmond, B.C., our Product Technology Center in Mississauga, Ontario and our Applied Research and Technology group located in Trail, B.C. The primary focus of these facilities is the development of new mineral processing technologies and the development of new applications for, and the refinement of existing technologies using, our principal refined products. Other business units receive support on an as-needed basis.

Our research and development expense for 2006 and 2005 was $17 million and $13 million, respectively.


FOREIGN OPERATIONS

The Red Dog mine and the Pogo mine located in Alaska, U.S.A., the Pend Oreille mine in Washington State, the Pillara mine in Australia and the Antamina mine located in Peru, are our significant assets located outside of Canada. We hold our 22.5% interest in Antamina through our equity interest in the operating company for the mine, CMA. We hold a 100% interest in the Red Dog mine, subject to the royalty in favour of NANA described under the heading "Individual Operations - Zinc - Red Dog" above. We hold a 50% interest in the Pillara mine at Lennard Shelf. The Red Dog, Pend Oreille and Antamina mines accounted for 37% of our 2006 consolidated revenue and, together with Lennard Shelf and Pogo, represented approximately 33% of our total assets as at December 31, 2006.

We also have interests in various exploration and development projects in various foreign countries, with significant activities in the United States, Mexico, Peru, Chile, Brazil, Australia, Turkey and Namibia. We currently have foreign exploration offices in all of the foregoing countries.


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

See "Risk Factors- Foreign Activities" for further information on the risks associated with these foreign properties.


COMPETITIVE CONDITIONS

Our business is to sell base metals, metal concentrates, by-product metals and concentrate, metallurgical coal and gold at prices determined by world markets over which we have no influence or control. These markets are cyclical. Our competitive position is determined by our costs compared to those of other producers throughout the world, and by our ability to maintain our financial integrity through metal and coal price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of ore bodies and mineral deposits, the location of our metal refining facility and its cost of power and, as well, by operating and management skill.

Over the long term, our competitive position will be determined by our ability to locate, acquire and develop economic ore bodies and replace current production, as well as by our ability to hire and retain skilled employees. In this regard, we also compete with other mining companies for employees, mineral properties, for joint venture agreements and for the acquisition of investments in other mining companies.


RISK FACTORS

Before making an investment decision, you should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this Annual Information Form. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any such events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

RISKS INHERENT IN THE MINING AND METALS BUSINESS

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines.

Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems and flooding. The Trail metallurgical operations, and the company's concentrate mills and coal preparation plants are also subject to risks of process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries or death, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.




Teck Cominco Limited - 2006 Annual Information Form                     Page 33

INSURANCE RISKS

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on our business.

EMPLOYEE RELATIONS AND DEFINED BENEFIT PENSION PLANS ("DBPP")

Over 5,400 of our approximately 7,300 employees are employed under collective bargaining agreements. We are negotiating a collective agreement at the Red Dog mine. We could be subject to labour unrest or other labour disturbances as a result of the failure of these negotiations, or at our other operations, which could, while ongoing, have a material adverse effect on our business.

We also compete with other mining companies to attract and retain key executives and skilled and experienced employees.

Our company has assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans.

We have certain obligations to former employees with respect to post-retirement
benefits.   The  cost  of  providing  these  benefits  can  fluctuate  and  the fluctuations can be material.

Our liabilities under defined benefit pension plans and in respect of other post-retirement benefits are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material.

COMMODITY PRICE FLUCTUATIONS AND HEDGING

The results of our operations are significantly affected by the market price of base metals, specialty metals, metallurgical coal and gold which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of zinc, copper and metallurgical coal. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for our existing products, expectations with respect to the rate of inflation, the relative strength of the US dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our mines. We may also curtail or suspend some or all of our exploration activities, with the result that our depleted reserves are not replaced.

Although our general policy is not to hedge our mineral production, from time to time we may undertake hedging programs in specific circumstances, with an intention to reduce the risk of a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging



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

programs including, (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter-party risks and production interruption events.

We do not hedge our exposure to changes in the price of metallurgical coal.

PRICE FLUCTUATIONS OF CONSUMED COMMODITIES

Prices and availability of commodities consumed or used in connection with exploration and development, mining and refining such as natural gas, diesel, oil and electricity, as well as reagents such as copper sulfate, also fluctuate and these fluctuations affect the costs of production at various operations. Our smelting and refining operations at Trail require concentrates that we purchase from third parties. The availability of those concentrates and the treatment charges we can negotiate fluctuate depending on market conditions. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects.

SHORTAGE OF MINING EQUIPMENT AND SUPPLIES

The growth in global mining activities has created a demand for mining equipment and related supplies that exceeds supply. For example, there is a global shortage of haulage truck tires which is expected to continue into 2008. Consequently, if equipment or other supplies cannot be procured on a timely basis, expansion activities, production, development or operations could be negatively affected.

COMPETITION FOR MINING PROPERTIES

Because the life of a mine is limited by its ore reserves, we are continually seeking to replace and expand our reserves through the exploration of our existing properties as well as through acquisitions of interests in new properties or of interests in companies which own such properties. We encounter strong competition from other mining companies in connection with the acquisition of properties. This competition may increase the cost of acquiring suitable properties, should such properties become available to us.

COMPETITION IN PRODUCT MARKETS

The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of such minerals. We must sell base metals, metal concentrates, by-product metals and concentrate, metallurgical coal and gold at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other producers in the world. If our costs increase due to our locations, grade and nature of ore bodies, or our operating and management skills, our revenues may be affected. We have to compete with larger companies that have greater assets and financial and human resources than we do, and which may be able to sustain larger losses than us to develop or continue business.




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

FUTURE MARKET ACCESS

Access to our markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities.
Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future.

RESERVE AND RESOURCE ESTIMATES

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate our mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards.

Estimates of reserves and resources for oil and gas reporting purposes are not comparable to mineral reserve and resource estimates.

The U.S. Securities and Exchange Commission ("SEC") does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we prepare this Annual Information Form in accordance with Canadian disclosure requirements, we incorporate estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

Our mineral reserves and resources are estimated by persons who are employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not "independent" for purposes of applicable securities legislation. As a rule, we do not use outside sources to verify mineral reserves or resources except at the initial feasibility stage.

The mineral and oil and gas reserve and resource figures incorporated in this Annual Information Form are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future commodity prices. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause reserve estimates to be modified or operations to be unprofitable in any particular fiscal period.

There can be no assurance that our projects or operations will be, or will continue to be, economically viable, that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

EXPLORATION AND DEVELOPMENT

We must continually replace mining reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating new mineral deposits. There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals and oil and gas is highly speculative in nature and the projects involve


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

many risks. Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral or oil and gas reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title to or other land rights and availability of financing.

CURRENCY FLUCTUATIONS

Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of our operating costs are incurred in Canadian and other currencies and most revenues are earned in US dollars. To reduce the exposure to currency fluctuations, we enter into limited foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on us. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to such contracts, which could have a material adverse effect on our business.

INTEREST RATE RISK

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we have entered into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business.

Environment, Health and Safety Regulations

Environmental, health and safety legislation affects nearly all aspects of our operations including mine development, worker safety, waste disposal, emissions controls and protection of endangered and protected species. Compliance with environmental, health and safety legislation can require significant expenditures and failure to comply with environmental, health or safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs arising out of contaminated properties, damages, and the loss of important permits. Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. We are required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. In some cases, we may be required to provide financial assurances as security for reclamation costs, which may exceed our estimates for such costs. Our historical operations have generated significant environmental contamination. We could also be held liable for worker exposure to hazardous substances. There can be no assurances that we will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our business.

Environmental, health and safety laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment, health and safety regulations. For


Teck Cominco Limited - 2006 Annual Information Form                     Page 37
example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent as are laws relating to the use and production of regulated chemical substances. Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on us. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers compensation and product liability claims which could have a material adverse effect on our business.

TRANSPORTATION RISKS

Due to the geographical location of many of our mining properties and operations, we are highly dependent on third parties for the provision of rail and port services. We negotiate prices for the provision of these services in circumstances where we may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and rail cars, weather problems or other factors can have a material adverse effect on our ability to transport materials according to schedules and contractual commitments.

Our Red Dog mine operates year-round on a 24 hour per day basis. The annual production of the mine must be stored at the port site and shipped within an approximately 100-day window when sea ice and weather conditions permit. Two purpose-designed shallow draft barges transport the concentrates to deep water moorings. The barges cannot operate in severe swell conditions.

Unusual ice or weather conditions, or damage to the barges or ship loading equipment could restrict our ability to ship all of the stored concentrate. Failure to ship the concentrate during the shipping season could have a material adverse effect on sales and could materially restrict mine production subsequent to the shipping season.

ABORIGINAL TITLE CLAIMS

Recent Canadian jurisprudence requires governments to consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. This may affect our ability to acquire within a reasonable time frame effective mineral titles in some parts of Canada, particularly British Columbia, in which aboriginal title is claimed. The risk of unforeseen aboriginal title claims also exists in foreign jurisdictions and also could affect existing operations as well as development projects and future acquisitions. These legal requirements may affect our ability to expand or transfer existing operations or to develop new projects.

FOREIGN ACTIVITIES

Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavorable political climate may make it difficult for us to obtain financing for projects in some countries.


Teck Cominco Limited - 2006 Annual Information Form                     Page 38

RISKS ASSOCIATED WITH FORT HILLS

The Fort Hills project is at an early stage of development. Petro-Canada, as project operator, in consultation with UTS and us, will be responsible for further definition of the scope and parameters of the project and its design and development. There can be no assurance that the development or construction activities will commence in accordance with current expectations or at all. Construction and development of the project is subject to numerous risks, including, without limitation:

    o risks resulting from the fact that the Fort Hills oil sands project is at an early stage of development and therefore is subject to development and construction risks, including the risk of cost overruns and delays in construction, and technical and other problems;

    o risks associated with delays in obtaining, or conditions imposed by, regulatory approvals;

    o risks associated with obtaining amendments to existing regulatory approvals and additional regulatory approvals which will be required;

    o risks of significant fluctuation in prevailing prices for oil, other petroleum products and natural gas, which may affect the profitability of the project;

    o risks resulting from the fact that we are a minority partner in the Fort Hills Partnership and major decisions with respect to project design and construction may be made without our consent;

    o   risks associated with litigation; and

    o risks resulting from dependence on third parties for services and utilities for the project.

GREENHOUSE GAS EMISSIONS

Our businesses include several operations that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. This is particularly the case with our metallurgical coal operations and our oil sands projects. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny.

The Kyoto Protocol is an international agreement that sets limits on greenhouse gas emissions from certain signatory countries. While the United States government has announced that it will not ratify the protocol, the Canadian Parliament voted to ratify its participation in this agreement and the Kyoto Protocol came into force in Canada on February 16, 2005. The Kyoto agreement commits Canada to limit its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada's current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.

In October 2006 the government of Canada announced its intention to develop and implement regulatory measures primarily, but not exclusively under the Canadian Environmental Protection Act, 1999, and as enabled by amendments set out in the proposed Canada's Clean Air Act, addressing the main human-made sources (including industry, transportation and certain products) of air pollutants and greenhouse gases.



Teck Cominco Limited - 2006 Annual Information Form                     Page 39

A consultation process between members of key industry sectors and the government of Canada commenced in late 2006. The government of Canada has committed to consult on the overall regulatory framework that will guide the development of industrial sector regulations. The intent is to reach a decision, by spring 2007, on the overall regulatory approach, including proposed short-term targets for air pollutants and greenhouse gases to be reflected in the proposed regulations to come into effect in the 2010-2015 period.

In the second consultation phase, beginning in summer 2007 and likely continuing until the end of 2008, the government of Canada intends to engage in detailed consultations on the proposed regulations that will apply to individual sectors, including defining sectoral obligations and timelines. The government of Canada intends to publish the first sectoral regulations for public comment beginning in spring 2008. Proposed regulations for the first sectors are expected to be finalized no later than 2008. All other regulations are at this time planned to come into force by the end of 2010.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Our operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations. Most of Elk Valley Coal's products are sold outside of Canada, and sales are not expected to be significantly affected by Canada's Kyoto ratification decision. However, the broad adoption by Kyoto signatory countries and others of emission limitations or other regulatory efforts to control greenhouse gas emissions could materially negatively affect the demand for coal, oil and natural gas, as well as restrict development of new coal or oil sands projects and increase production and transportation costs.

ACCOUNTING POLICIES AND INTERNAL CONTROLS

We prepare our financial reports in accordance with accounting policies and methods prescribed by Canadian generally accepted accounting principles ("GAAP"). In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the company. Significant accounting policies are described in more detail in our Consolidated Financial Statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance.

LEGAL PROCEEDINGS

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business.




Teck Cominco Limited - 2006 Annual Information Form                     Page 40

                                   DIVIDENDS

Our Class A common shares and Class B subordinate voting shares rank equally as to the payment of dividends. We may not pay dividends on the Class A common shares and Class B subordinate voting shares unless all dividends on any preferred shares outstanding have been paid to date. In November 2004, we announced that we were increasing the semi-annual dividend payable to shareholders of record on December 31, 2004 bringing the total annual dividend for 2004 to $0.30 per share. In April 2005, the semi-annual dividend rate was further increased to $0.40 per share. In December 2005, we deferred payment of the semi-annual dividend payable to shareholders of record on December 15, 2005 until January 3, 2006, in light of proposed changes to the Canadian federal tax treatment of dividends. In April, 2006 we announced the semi-annual dividend payable to shareholders of record on June 19, 2006 would be increased from $0.40 to $1.00 per share, commencing with the dividend payable on July 4, 2006. In November, 2006 we announced a dividend payment of $1.00 per share on outstanding Class A common shares and Class B subordinate voting shares to be paid on January 3, 2007 to shareholders of record on December 18, 2006. All dividends paid on these two classes of shares after 2005 are eligible dividends for purposes of the enhanced dividend tax credit that may be claimed by resident individuals. If our shareholders approve a proposed two-for-one subdivision of our Class A common shares and Class B subordinate voting shares at our annual meeting on April 25, 2007, we expect to maintain the same effective annual dividend rate by reducing the semi-annual dividend to $0.50 per share.

                        DESCRIPTION OF CAPITAL STRUCTURE


GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so called "coattail provisions" which provide that, in the event that an offer (an "Exclusionary Offer") to purchase Class A common shares which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share. The Class B subordinate voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

The voting rights attached to Class B subordinate voting shares represent 29.85% of the aggregate voting rights attached to the Class A common shares and Class B subordinate voting shares.



Teck Cominco Limited - 2006 Annual Information Form                     Page 41

In November 2003, we issued 790,000 Series 1 and 550,000 Series 2 preference shares to replace certain preference shares issued by Teck Cominco Metals. These shares entitled the holders to receive dividends and redemptions based upon a rate of return index governed by world prices for lead and silver. The rate of return index to date has been insufficient to trigger any dividend or redemption. These shares expired in April 2006 without any dividends or redemptions.

RATINGS

The following table sets forth the current ratings that we have received from rating agencies in respect of our outstanding securities.

                                                                                             DOMINION BOND RATING
                                               MOODY'S             STANDARD & POOR'S                SERVICE
Senior Unsecured/Long-term Rating               Baa2                      BBB                     BBB (high)
Trend/Outlook                                 Positive                  Stable                      Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies in the table above is set out below.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. We cannot assure you that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

MOODY'S INVESTOR SERVICES (MOODY'S)

Moody's long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of securities rated. Moody's Baa2 rating assigned to our senior unsecured debt instruments is the fourth highest rating of nine rating categories. Obligations rated "Baa" are considered medium-grade and as such may possess certain speculative characteristics. Moody's appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks within its ranking category, with 1 being the highest. Moody's has also assigned a positive outlook to the rating, which is its assessment regarding the likely direction of the rating over the medium-term.

STANDARD & POOR'S (S&P)

S&P's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. S&P's BBB rating assigned to our senior unsecured debt instruments is the fourth highest rating of 10 major rating categories. A "BBB" rating indicates that the obligor's capacity to meet its financial commitment is adequate, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses "+" or "-" designations to indicate the relative


Teck Cominco Limited - 2006 Annual Information Form                     Page 42
standing of securities within a particular rating category. S&P has also assigned a stable outlook to the rating, which is its assessment regarding the potential direction of the rating over the immediate to long-term.

DOMINION BOND RATING SERVICE (DBRS)

DBRS's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. DBRS's BBB (high) rating assigned to our senior unsecured debt and BBB
(high)m to the exchangeable debentures is the fourth highest of the 10 rating categories for long-term debt. Debt securities rated "BBB" are of adequate credit quality and protection of interest and principal is considered acceptable, but the obligor is fairly susceptible to adverse changes in financial and economic changes, or there may be other adverse conditions present which reduce the strength of the obligor. A reference to "high" or "low" reflects the relative strength within the rating category. A reference to "m" reflects that the potential for volatility due to market risk factors greatly exceeds what would be considered normal. DBRS has also assigned a stable outlook to the ratings, which helps give investors an understanding of DBRS's opinion regarding the outlook for the ratings.


                             MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

Our Class A common shares are listed on the Toronto Stock Exchange under ticker symbol TCK.A. Our Class B subordinate voting shares are listed on The Toronto Stock Exchange under ticker symbol TCK.B and since June 29, 2006 are also listed on the New York Stock Exchange under the symbol TCK. The following tables set out the monthly price ranges and volumes traded on the Toronto Stock Exchange during 2006 for the Class A common shares and Class B subordinate voting shares.

TECK COMINCO A                                                   TECK COMINCO B
--------------                                                   --------------

      Date             High        Low        Volume                  Date           High        Low         Volume
------------------------------------------------------           --------------------------------------------------------
    January           $84.90     $62.72       56,074                January         $75.30     $61.58      23,767,302
    February          $85.00     $67.50       77,530               February         $76.66     $63.64      27,241,426
     March            $80.00     $72.00       53,060                 March          $78.14     $68.84      27,197,115
     April            $89.49     $77.95       86,906                 April          $87.75     $76.48      28,354,002
      May             $83.00     $70.00      144,890                  May           $80.46     $62.59      71,302,174
      June            $79.50     $64.80       66,765                 June           $69.93     $57.55      60,989,297
      July            $84.50     $72.20      154,060                 July           $75.18     $63.45      34,138,506
     August           $90.26     $76.80       49,360                August          $82.80     $72.42      47,184,771
   September          $82.00     $68.00       54,092               September        $78.80     $64.35      28,541,408
    October           $89.00     $69.06       49,540                October         $86.24     $65.06      30,959,234
    November          $91.46     $81.27       53,507               November         $87.97     $78.04      26,804,912
    December          $97.00     $85.71       27,583               December         $95.16     $82.31      24,697,832

Source:  Bloomberg


Teck Cominco Limited - 2006 Annual Information Form                     Page 43

                             DIRECTORS AND OFFICERS

DIRECTORS

-------------------------------------------------------------------------------------------------------------------------------
  NAME, PROVINCE/STATE AND COUNTRY          OFFICE HELD WITH COMPANY AND PRINCIPAL OCCUPATIONS WITHIN            DIRECTOR
            OF RESIDENCE                                       PREVIOUS FIVE YEARS                                 SINCE
-------------------------------------------------------------------------------------------------------------------------------
J. Brian Aune (1)(3)(4)(5)                Chairman of St. James Financial Corp., 1990 to September           February 1995
Westmount, Quebec, Canada                 2005 and President of Alderprise Inc. (private investment
                                          companies)
-------------------------------------------------------------------------------------------------------------------------------
Lloyd I. Barber (3)(4)(6)                 President Emeritus, University of Regina                           September 2001
Regina, Saskatchewan, Canada
-------------------------------------------------------------------------------------------------------------------------------
Jalynn H. Bennett (2)(5)                  President, Jalynn H. Bennett and Associates Ltd. (consulting       June 2005
Toronto, Ontario, Canada                  firm)
-------------------------------------------------------------------------------------------------------------------------------
Hugh J. Bolton (2)(3)                     Chairman, Epcor Utilities Inc., (electrical utility), and          September 2001
Edmonton, Alberta, Canada                 Lead Director of Matrikon Inc. (industrial IT company), from
                                          2000 to present
-------------------------------------------------------------------------------------------------------------------------------
Norman B. Keevil (1)                      Chairman of the Company; Chief Executive Officer of the            July 1963
West Vancouver, British Columbia,         Company prior to July 25, 2001
Canada
-------------------------------------------------------------------------------------------------------------------------------
Norman B. Keevil III (6)                  Chief Operating Officer and Vice President of Engineering,         April 1997
Victoria, British Columbia, Canada        Triton Logging Inc. (underwater harvesting company) from
                                          2004 to present; prior thereto President and Chief Executive
                                          Officer, Pyramid Automation Ltd.(manufacturers of special
                                          purpose automation equipment)
-------------------------------------------------------------------------------------------------------------------------------
Takashi Kuriyama(6)                       Executive Vice-President of Sumitomo Metal Mining America          June 2006
Vancouver, British Columbia, Canada       Inc. (mining company) from May 2006 to present; Councilor at
                                          Metals Exploration Group (seconded by SMM) from 2004 to
                                          2006; Director at Joint Venture Exploration Division, Metal
                                          Mining Agency of Japan from 2003 to 2004; Manager at Geology and Exploration Section, Hishikari Mine, Sumitomo Metal
                                          Mining Co. from 2002 to 2003; Managing Director at Sumitomo
                                          Metal Mining Oceania P/L Australia from 2001 to 2002
-------------------------------------------------------------------------------------------------------------------------------
Donald R. Lindsay((1))                    President of the Company from January 2005 to present;             February 2005
Vancouver, British Columbia, Canada       appointed CEO of the Company in April, 2005; President of
                                          CIBC World Markets Inc. (investment banking), from 2001 to
                                          2004
-------------------------------------------------------------------------------------------------------------------------------
Takuro Mochihara(1)                       Director and Senior Managing Executive Officer, Sumitomo           September 2000
Tokyo, Japan                              Metal Mining Co., Ltd. (mining company)
-------------------------------------------------------------------------------------------------------------------------------
Derek G. Pannell((6))(7)                  Managing Partner, Brookfield Asset Management (asset               October 2006
Toronto, Ontario, Canada                  management company) from November 2006 to present; President and Chief Operating Officer, Noranda/Falconbridge  from 2001 to October, 2006
-------------------------------------------------------------------------------------------------------------------------------


Teck Cominco Limited - 2006 Annual Information Form                     Page 44

DIRECTORS

-------------------------------------------------------------------------------------------------------------------------------
  NAME, PROVINCE/STATE AND COUNTRY          OFFICE HELD WITH COMPANY AND PRINCIPAL OCCUPATIONS WITHIN            DIRECTOR
            OF RESIDENCE                                       PREVIOUS FIVE YEARS                                 SINCE
-------------------------------------------------------------------------------------------------------------------------------
Warren S. R. Seyffert (6)                 Counsel at Lang Michener (law firm)                                August 1989
Toronto, Ontario, Canada
-------------------------------------------------------------------------------------------------------------------------------
Keith E. Steeves (2)((4))(7)              Corporate Director                                                 October 1981
Richmond, British Columbia, Canada
-------------------------------------------------------------------------------------------------------------------------------
Chris M.T. Thompson((1))(2)(5)(6)(7)      Corporate Director; Chief Executive Officer and Chairman of        June 2003
Denver, Colorado,                         the Board of Gold Fields Ltd. (gold mining) from 1998 to
United States                             November, 2002.  Chairman of the Board of Gold Fields Ltd.
                                          (gold mining) to November, 2005
-------------------------------------------------------------------------------------------------------------------------------
David A. Thompson ((4))(7)                Chief Executive Officer of the Company July 25, 2001 to            October 1980
West Vancouver, British Columbia,         April 27, 2005; prior thereto Deputy Chairman of the Company
Canada                                    June 8, 2000 to April 27, 2005; President and Chief
                                          Executive Officer of Cominco Ltd. until July 2001
-------------------------------------------------------------------------------------------------------------------------------
Robert J. Wright (1) (2)(3) (5)
Toronto, Ontario, Canada                  Lead Director of the Company                                       May 1994
===============================================================================================================================

    (1)  Member of the Executive Committee
    (2)  Member of the Audit Committee
    (3)  Member of the Compensation Committee
    (4)  Member of the Pension Committee
    (5)  Member of the Corporate Governance and Nominating Committee
    (6)  Member of the Environment, Health & Safety Committee
    (7)  Member of the Reserves Committee

Each of the directors is elected to hold office until the annual meeting to be held on April 25, 2007 or until a successor is duly elected or appointed.




Teck Cominco Limited - 2006 Annual Information Form                     Page 45

OFFICERS

----------------------------------------------------------------------------------------------------------------------
  NAME, PROVINCE/STATE AND COUNTRY              OFFICE HELD WITH COMPANY AND PRINCIPAL OCCUPATIONS WITHIN
            OF RESIDENCE                                           PREVIOUS FIVE YEARS
----------------------------------------------------------------------------------------------------------------------
Norman B. Keevil                         Chairman of the Company; Chief Executive Officer of the Company prior to
West Vancouver, British Columbia         July 25, 2001
Canada
----------------------------------------------------------------------------------------------------------------------
Robert J. Wright                         Lead Director of the Company
Toronto, Ontario, Canada
----------------------------------------------------------------------------------------------------------------------
Donald R. Lindsay                        President of the Company from January 2005 to present; appointed CEO of the
Vancouver, British Columbia, Canada      Company in April, 2005; prior thereto President, CIBC World Markets Inc.
----------------------------------------------------------------------------------------------------------------------
Douglas H. Horswill                      Senior Vice President, Environment and Corporate Affairs
West Vancouver, British Columbia,
Canada
----------------------------------------------------------------------------------------------------------------------
Peter G. Kukielski                       Executive Vice President and Chief Operating Officer of the Company since
Vancouver, British Columbia, Canada      July 17, 2006; previously Chief Operating Officer from 2005 to 2006,
                                         Executive Vice President, Project & Aluminum from 2003 to 2005 and Senior
                                         Vice President, Projects from 2001 to 2003 of Falconbridge Limited
----------------------------------------------------------------------------------------------------------------------
G. Leonard Manuel                        Senior Vice President and General Counsel; previously Vice President and
West Vancouver, British Columbia,        General Counsel
Canada
----------------------------------------------------------------------------------------------------------------------
Ronald A. Millos                         Senior Vice President, Finance and Chief Financial Officer of the Company
Vancouver, British Columbia, Canada      since October 3, 2005; previously Vice President and Chief Financial
                                         Officer of the Fording Canadian Coal Trust, Fording LP (formerly known as
                                         Fording Inc.) and Elk Valley Coal Corporation since June 1, 2003; Vice
                                         President, Corporate Finance of the Company since September 2001 and prior thereto Vice President, Finance and Chief Financial Officer of Cominco Ltd.
----------------------------------------------------------------------------------------------------------------------
Peter C. Rozee                           Senior Vice President, Commercial Affairs since October 1, 2005; previously
West Vancouver, British Columbia,        Vice President, Commercial and Legal Affairs from 2001 to 2005
Canada
----------------------------------------------------------------------------------------------------------------------
Ronald A. Vance                          Senior Vice President, Corporate Development of the Company since
Evergreen, Colorado, USA                 January 1, 2006; previously Managing Director and Senior Advisor,
                                         Rothschild Inc.
----------------------------------------------------------------------------------------------------------------------
Michael E. Agg                           Vice President, Refining and Metal Sales since December 1, 2005; previously
Vancouver, British Columbia, Canada      General Manager, Trail Operations from 2003 to 2005, and General Manager of
                                         Cajamarquilla from 1998 to 2003.
----------------------------------------------------------------------------------------------------------------------
Michael J. Allan                         Vice President, Engineering
West Vancouver, British Columbia,
Canada
----------------------------------------------------------------------------------------------------------------------


Teck Cominco Limited - 2006 Annual Information Form                     Page 46

OFFICERS

----------------------------------------------------------------------------------------------------------------------
  NAME, PROVINCE/STATE AND COUNTRY              OFFICE HELD WITH COMPANY AND PRINCIPAL OCCUPATIONS WITHIN
            OF RESIDENCE                                           PREVIOUS FIVE YEARS
----------------------------------------------------------------------------------------------------------------------
Dale E. Andres                           Vice President, International Mining of the Company since November 23,
Vancouver, British Columbia, Canada      2006; previously General Manager, Underground Operations of the Company
                                         from 2004 to 2006; Project Manager from 2002 to 2004 and Operating Manager
                                         (2002) of the Polaris Mine
----------------------------------------------------------------------------------------------------------------------
Fred S. Daley                            Vice President, Exploration
Delta, British Columbia, Canada
----------------------------------------------------------------------------------------------------------------------

Michel P. Filion                         Vice President, Environment, Health and Safety since June 2005; previously
Surrey, British Columbia, Canada         Vice President, Environment
----------------------------------------------------------------------------------------------------------------------
Gary M. Jones                            Vice President, Business Development
Delta, British Columbia, Canada
----------------------------------------------------------------------------------------------------------------------
Robert G. Scott                          Vice President, North American Mining since January, 2006; previously
Coldstream, British Columbia, Canada     General Manager of Red Dog from 2003 to 2005; prior thereto General
                                         Manager/Mine Manager of Quintette
----------------------------------------------------------------------------------------------------------------------
Andrew A. Stonkus                        Vice President, Concentrate Marketing of the Company since December 1,
North Vancouver, British Columbia,       2005; previously General Manager, Concentrate Marketing
Canada
----------------------------------------------------------------------------------------------------------------------
John F.H. Thompson                       Vice President, Technology since January 1, 2006; previously Chief
Vancouver, British Columbia, Canada      Geoscientist of the Company
----------------------------------------------------------------------------------------------------------------------
James A. Utley                           Vice President, Human Resources
West Vancouver, British Columbia,
Canada
----------------------------------------------------------------------------------------------------------------------
Gregory A. Waller                        Vice President, Investor Relations & Strategic Analysis of the Company
North Vancouver, British Columbia,       since November 23, 2006; previously Director, Financial Analysis & Investor
Canada                                   Relations from 2004 to 2006 and Director, Financial Analysis & Planning
                                         from 2001 to 2004
----------------------------------------------------------------------------------------------------------------------
Lawrence A. Mackwood                     Treasurer
West Vancouver, British Columbia,
Canada
----------------------------------------------------------------------------------------------------------------------
Howard C. Chu                            Controller
Vancouver, British Columbia, Canada
----------------------------------------------------------------------------------------------------------------------
Karen L. Dunfee                          Corporate Secretary
Richmond, British Columbia, Canada
----------------------------------------------------------------------------------------------------------------------
Anthony A. Zoobkoff                      Senior Counsel and Assistant Secretary
North Vancouver, British Columbia,
Canada
======================================================================================================================


Teck Cominco Limited - 2006 Annual Information Form                     Page 47

AUDIT COMMITTEE INFORMATION

Mandate of Audit Committee

The full text of our Audit Committee's mandate is included as Schedule A to this Annual Information Form.

COMPOSITION OF THE AUDIT COMMITTEE

Our Audit Committee consists of five members. All of the members of the Committee are independent and financially literate. The relevant education and experience of each Audit Committee member is outlined below:

Jalynn H. Bennett

Ms. Bennett is a graduate of the University of Toronto where she specialized in economics. She is the President of a consulting firm in strategic planning and organizational development. She is a past Commissioner of the Ontario Securities Commission and was a member of the Toronto Stock Exchange Joint Committee on Corporate Governance (the Saucier Committee).

Hugh J. Bolton, FCA

Mr. Bolton is a chartered accountant and a graduate of the University of Alberta (BA Economics). Mr. Bolton was managing partner of Coopers & Lybrand Canada from 1984 to 1990 and its Chairman and CEO from 1991 to 1998. He is presently a Chairman of Epcor Utilities Inc., Lead Director of Matrikon Inc. and a director of the Toronto Dominion Bank, Canadian National Railway Company and Westjet Airlines Ltd.

Keith E. Steeves, FCA

Mr. Steeves received his Chartered Accountant certification in 1963 in Alberta and in 1964 in British Columbia. Mr. Steeves was Senior Vice President, Finance and Administration at Bethlehem Copper Corporation until 1981 and an officer of Teck Corporation from 1981 to 1996.

Chris M.T. Thompson

Mr. Thompson is a graduate of Rhodes University, SA (B.A. Law and Economics) and Bradford University, UK (MSc). Mr. Thompson was Chairman of the Board and CEO of Gold Fields from 1998 to 2002 and is currently its Non-Executive Chairman.

Robert J. Wright, Q.C.

Mr. Wright is a graduate of Trinity College, University of Toronto (B.A.) and Osgoode Hall Law School (LL.B.). He was a partner with Lang Michener from 1964 to 1989 and Chairman of the Ontario Securities Commission from 1989 to 1993.


Teck Cominco Limited - 2006 Annual Information Form                     Page 48

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. All non-audit services are pre-approved by the Committee prior to commencement. In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:

    o bookkeeping or other services related to the accounting records or financial statements;

    o   financial information systems design and implementation;

    o appraisal or valuation services, fairness opinions or contribution-in-kind reports;

    o   actuarial services;

    o   internal audit outsourcing services;

    o   management functions or human resources functions;

    o   broker or dealer, investment advisor, or investment banking services;

    o   legal services;

    o   expert services unrelated to the audit; and

    o all other non-audit services unless there is a strong financial or other reason for external auditors to provide those services.


EXTERNAL AUDITOR SERVICE FEES

For the years ended December 31, 2006 and 2005, the Company paid the external auditors $4,218,000 and $2,028,000 respectively as detailed below:


                                         Year Ended             Year Ended
                                         2006 ($000)            2005 ($000)

         Audit Services(1)                  3,405                  1,369
         Audit Related Fees(2)               593                    330
         Tax Fees(3)                         191                    146
         All Other Fees                       29                    183

(1) Includes services that are provided by the Company's independent auditor in connection with the audit of the financial statements and internal controls over financial reporting.

(2) Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan audits and prospectuses.

(3) In 2006 fees are for international tax services and advice provided to foreign offices.


Teck Cominco Limited - 2006 Annual Information Form                     Page 49

OWNERSHIP BY DIRECTORS AND OFFICERS

The directors and executive officers as a group beneficially own directly or indirectly or exercise control or direction over the following shares issued by the Company:

                                            SHARES BENEFICIALLY OWNED OR OVER WHICH        AS A % OF THE TOTAL
                                               CONTROL OR DIRECTION IS EXERCISED        OUTSTANDING OF THE CLASS
--------------------------------------------------------------------------------------------------------------------
Class A common shares                                       209,440                               4.5%
Class B subordinate voting shares                           877,449                               0.41%
====================================================================================================================

In addition, one of our directors is a trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation and is a director of Keevil Holding Corporation. Keevil Holding Corporation holds 51% of the voting shares of Temagami Mining Company Limited ("Temagami") which holds 2,150,000 Class A common shares, representing 46% of the shares of this class. Three of our directors are directors of Temagami.


                               LEGAL PROCEEDINGS

The disclosure with respect to legal proceedings at pages 24-25 of our Management's Discussion and Analysis for the year ended December 31, 2006 is incorporated herein by reference. This document is available on SEDAR at www.sedar.com.


                         TRANSFER AGENTS AND REGISTRARS

CIBC Mellon Trust Company is the transfer agent and registrar for the Class A common and Class B subordinate voting shares and maintains registers in Vancouver, British Columbia and Toronto, Ontario.


                               MATERIAL CONTRACTS

The following is the only contract entered into by the Company since January 1, 2002 which is material and not entered into in the ordinary course of business:

    o Partnership Agreement dated February 28, 2003, as amended, between the Company, Fording, Quintette, Elk Valley Coal and Teck-Bullmoose Coal Inc., providing for the formation and operation of Elk Valley Coal.


                              INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, are the Company's auditors and have prepared an opinion with respect to the Company's consolidated financial statements as at and for the year ended December 31, 2006.


Teck Cominco Limited - 2006 Annual Information Form                     Page 50

Paul C. Bankes, P.Geo., and Dan Gurtler, AIMM, and Colin McKenny, P.Geol., have acted as Qualified Persons in connection with the estimates of mineral reserves and resources presented in this Annual Information Form. Mr. Bankes is an employee of the Company. Mr. McKenny is an employee of Elk Valley Coal Partnership, of which the Company is the managing partner. Mr. Gurtler is an employee of Compania Minera Antamina S.A., in which the Company holds a 22.5% share interest. Sproule Associates Ltd. has acted as an independent reserves evaluator in connection with our interest in the Fort Hills oil sands project. Messrs. Bankes, Gurtler, McKenny, and principals of Sproule Associates Ltd. hold beneficially, directly or indirectly, less than 1% of any class of the Company's securities.


                             ADDITIONAL INFORMATION

(1) Additional information relating to the Company may be found on SEDAR at www.sedar.com.

(2) Additional information, including directors' and officers' remuneration and indebtedness to our business, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions is contained in the Management Proxy Circular to be issued for our Annual and Special Meeting of Shareholders to be held on April 25, 2007. Additional financial information is also provided in our comparative financial statements and Management's Discussion and Analysis for the year ended December 31, 2006. Copies of these documents are available upon request from our Corporate Secretary.

(3) Unless otherwise stated information contained herein is as at February 26, 2007.






Teck Cominco Limited - 2006 Annual Information Form                     Page 51

                                   SCHEDULE A

                            AUDIT COMMITTEE MANDATE

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Teck Cominco Limited is to provide an open avenue of communication between management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

    o integrity, adequacy and timeliness of the company's financial reporting and disclosure practices;

    o processes for identifying and managing the principal financial risks of the company and the company's internal control systems that ensures fair, complete and accurate financial reporting;

    o company's compliance with legal and regulatory requirements related to financial reporting;

    o accounting principles and policies used by management in determining significant estimates,

    o antifraud programs and controls, including management's identification of fraud risks and implementation of antifraud measures,

    o mechanisms for employees to report concerns about accounting policies and financial reporting,

    o engagement, independence and performance of the company's external auditor; and

    o internal audit mandate, internal audit and Sarbanes-Oxley and Bill 198 ("SOX") plans, internal audit and SOX audit programs and results of internal audits and SOX compliance audits performed by the company's internal audit department.


The Committee shall also perform any other activities consistent with this Charter, the company's by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee and the Chairman shall be appointed by the Board and may be removed by the Board in its discretion. All members of the Committee shall be independent directors and shall be sufficiently financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the various stock exchanges on which the company's securities trade and in accordance with Multilateral Investment Instrument 52-110. Financial literacy means the ability to read and understand a balance sheet, income statement, cash flow statement and associated notes which represent a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial statements of Teck Cominco Limited. At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with generally accepted accounting principles ("GAAP").


Teck Cominco Limited - 2006 Annual Information Form                   Page A-1

The Committee's role is one of oversight. Management is responsible for preparing the company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with GAAP. Management is also responsible for establishing, documenting, maintaining and reviewing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors' responsibility is to audit the company's financial statements and provide an opinion, based on their audit conducted in accordance with Canadian generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company in accordance with Canadian generally accepted accounting principles.

In accordance with the Sarbanes-Oxley Act of 2002, Section 404, the external auditors are now also responsible for providing an opinion on management's assessment of the effectiveness of internal controls over financial reporting at the company as well as an opinion on the effectiveness of the company's internal controls over financial reporting.

The Committee is directly responsible for the appointment, compensation, evaluation, termination and oversight of the work of the external auditor and oversees the resolution of any disagreements between management and the external auditor regarding financial reporting and SOX assessment. The external auditor shall report directly to the Committee, as they are accountable to the Board as representatives of the company's shareholders. As such, it is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.

AUTHORITY AND RESPONSIBILITIES

In performing its oversight responsibilities, the Committee shall:

1. Review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval at least once per year.

2. Review the appointments of the company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management, the external auditor and the Director, Compliance and Internal Audit the adequacy and effectiveness of the company's systems of internal control, the status of management's implementation of internal audit recommendations and the remediation status of any reported control deficiencies particularly those evaluated as either a significant internal control deficiency or material weakness, identified during annual controls compliance testing as required under SOX legislation and Quarterly Disclosure Controls testing and the adequacy and timeliness of its financial reporting processes.

4. Prior to their approval by the Board review with management and the external auditor the annual audited financial statements, the unaudited quarterly financial statements, the management discussion and analysis reports, annual and interim earnings press releases.


Teck Cominco Limited - 2006 Annual Information Form                   Page A-2

5. Review other financial reporting documents, including the CEO and CFO quarterly certifications, prior to their public disclosure by filing or distribution of these documents. Such review includes financial matters required to be reported under applicable legal or regulatory requirements.

6. Ensure that adequate procedures are in place for the review of the company's public disclosure of financial information extracted or derived from the company's financial statements, other than the public disclosure referred to in the immediately preceding item, and periodically assess the adequacy of these procedures.

7. Review with management and the external auditor and approve earnings news releases and other financial information and earnings guidance disclosures contained in such news releases prior to approval by the Board and their release.

8. Where appropriate and prior to release, review with management and approve any other news releases that contain significant financial information that has not previously been released to the public.

9. Review the company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

10. Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by the company, including consideration of the external auditors' judgments about the quality and appropriateness of the company's accounting policies. This review shall include discussions with the external auditor without the presence of management.

11. Review with management, the external auditor and the Director, Compliance and Internal Audit significant related party transactions and potential conflicts of interest.

12. Recommend to the Board and shareholders (a) the external auditor to be nominated to examine the company's accounts and financial statements and prepare and issue an auditor's report on them or perform other audit, review or attest services for the company and (b) the compensation of the external auditor. The Committee has the responsibility to approve all audit engagement terms and fees. The Committee shall pre-approve all audit, non-audit and assurance services provided to the company and its subsidiary entities by the external auditor, but the Chairman or another member of the Committee appointed by the Chairman may be delegated the responsibility to approve non-audit services where the fee is not significant. The pre-approval of such services by any member to whom authority has been delegated must be reported to the Committee at its first scheduled meeting following such pre-approval.

13. Review with management and the external auditor and approve the annual audit plan and results of and any problems or difficulties encountered during any external audits and management's responses thereto.

14. Receive the reports of the external auditor on completion of the quarterly reviews and the annual audit.


Teck Cominco Limited - 2006 Annual Information Form                   Page A-3

15. Monitor the independence of the external auditor by reviewing all relationships between the independent auditor and the company and all audit, non-audit and assurance work performed for the company by the independent auditor on at least a quarterly basis. The Committee will receive an annual written confirmation of independence from the external auditor.

16. Review and approve the company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the company.

17. Review and approve the functions of the company's internal audit department, including:

      o   its mandate, authority and organizational reporting lines;

      o its annual and longer term internal audit plans, budgets and staffing;

      o   its performance; and

      o   the  appointment,   reassignment  or  replacement  of  the  Director,
          Compliance and Internal Audit.

      This review will include discussions with the Director, Compliance and Internal Audit without the presence of management or the external auditor.

18. Review with senior financial management, the external auditor, the Director, Compliance and Internal Audit, and such others as the Committee deems appropriate, the results of internal audits, SOX controls compliance audits and any problems or difficulties encountered during the audits.

19.   Review  the  company's   procedures  and  establish  procedures  for  the
      Committee for the:

      o   receipt, retention and resolution of complaints regarding accounting,
          internal  accounting  controls,   financial  disclosure  or  auditing
          matters; and

      o confidential, anonymous submission by employees regarding questionable accounting, auditing or financial reporting and disclosure matters or violations of the Company's Code of Ethics or Standard of Business Practices.

20. Prepare an audit committee report to be included in Teck Cominco Limited's annual proxy statement.

21. Conduct or authorize investigations into any matter that the Committee believes is within the scope of it's responsibilities. The Committee has the authority to (a) retain independent counsel, accountants or other advisors to assist it in the conduct of its investigation, at the expense of the company (b) set and pay the compensation of any advisors retained by it and (c) communicate directly with the internal and external auditors.

22. The Committee shall report its recommendations and findings to the Board after each meeting and shall conduct and present to the Board an annual performance evaluation of the effectiveness of the Committee.




Teck Cominco Limited - 2006 Annual Information Form                   Page A-4

                                   SCHEDULE B


                            REPORT ON RESOURCES DATA
                                       BY
                    INDEPENDENT QUALIFIED RESOURCES AUDITOR



To the Board of Directors of Teck Cominco Limited (the "Company"):

Sproule prepared an audit of the Company's contingent bitumen resources. The resources data are the responsibility of the Company's management. Our responsibility is to express an opinion on the bitumen resources data based on our audit. We carried out our audit in accordance with standards established by the Canadian Securities Administrators ("CSA") within National Instrument 51-101 ("NI 51-101"), and the guidance of the companion document CSA Staff Notice 51-321 published on November 17, 2006. These standards require that the resources data are prepared in accordance with Canadian Oil and Gas Evaluation Handbook ("COGEH"), as published by the Canadian Section of the Society of Petroleum Evaluation Engineers.

We have audited the Company's bitumen resources data as of December 31, 2006. In our opinion, the resources data audited by us have, in all material respects, been determined and are presented in accordance with the COGEH. In our opinion, the methodology used by the Company to calculate the range of contingent bitumen resources associated with their 15 percent interest in the proposed Fort Hills Oil Sands Project, as defined below, is reasonable.

                                 CONTINGENT BITUMEN RESOURCES OF TECK COMINCO LIMITED
                                                AS OF DECEMBER 31, 2006
               ----------------------------------------------------------------------------------------
                                                                Contingent Bitumen Resources
                                             -------------------------------- -------------------------
                 CLASSIFICATION OF              FORT HILLS PROJECT GROSS                COMPANY SHARE
                     ESTIMATE                            (BBBLS)                          (MMBBLS)
               ----------------------------------------------------------------------------------------
                        Low                               3.08                               462
                       Best                               4.72                               708
                       High                               5.54                               831
               ----------------------------------------------------------------------------------------

The term "Contingent Resources" is defined in COGEH. The volumes listed in the table above entitled "Contingent Bitumen Resources" refer to recoverable bitumen estimates, as per the definition of "Contingent Resources" in COGEH. The bitumen estimates in the above table were calculated at the outlet of the proposed extraction plant. The Best Estimate is the current basis of the audited mine plan. The Low and High estimates are derived in the Company's document entitled the "Fort Hills Project Conceptual Mine Plan Study" which was completed in March, 2006. The contingencies that prevent these bitumen resources from being classified as reserves include, but are not limited to, revised regulatory approval, completed feasibility study and full company commitment.



Teck Cominco Limited - 2006 Annual Information Form                   Page B-1

We have no responsibility to update our report for events and circumstances occurring after the respective preparation date.

Because the resources data are based on judgments regarding future events, actual results will vary and the variations may be material.


Sproule Associates Ltd.
Calgary, Alberta
February 23, 2007
                                                  /s/ Grant I. Sanden, P. Eng
                                                  ----------------------------
                                                  Grant I. Sanden, P.Eng.
                                                  Associate
                                                  26/02/2007      dd/mm/yr



                                                  /s/ R. Keith MacLeod, P. Eng
                                                  -----------------------------
                                                  R. Keith MacLeod, P.Eng.
                                                  Executive Vice-President
                                                  26/02/2007      dd/mm/yr







Teck Cominco Limited - 2006 Annual Information Form                   Page B-2

                                   SCHEDULE C

                       REPORT OF MANAGEMENT AND DIRECTORS
                                ON DECEMBER 2006
                             OIL AND GAS DISCLOSURE

Management of Teck Cominco Limited (the "Corporation") is responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements.

An independent qualified reserves evaluator has evaluated the resources data associated with the Fort Hills oil sands project and has concluded that the best estimate of contingent resources associated with the Corporation's 15% interest in the project is 708 million barrels of recoverable bitumen. The report of the independent qualified reserves evaluator has been filed with securities regulatory authorities.

A committee of the Board of Directors of the Corporation composed of a majority of independent directors has

      (a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

      (b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservations; and

      (c) reviewed the resources data with management and the independent qualified reserves evaluator.

The same committee of the Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the committee, approved

      (d) the content and filing with securities regulatory authorities of the resources data and other oil and gas information;

      (e) the filing of the report of the independent qualified reserves evaluator; and

      (f)   the content and filing of this report.





Teck Cominco Limited - 2006 Annual Information Form                   Page C-1

Because the resources data are based on judgments regarding future events, actual results will vary and the variations may be material.

Dated February 26, 2007.




/s/ Donald R. Lindsay                          /s/ Chris M.T. Thompson
-----------------------------                  ----------------------------
President and Chief Executive Officer          Director




/s/ Ronald A. Millos                           /s/ David A. Thompson
-----------------------------                  ----------------------------
Senior Vice President, Finance                 Director
and Chief Financial Officer





Teck Cominco Limited - 2006 Annual Information Form                   Page C-2